McDONALD´S CORPORATION

2019

NOTICE OF ANNUAL SHAREHOLDERS´ MEETING AND PROXY STATEMENT

A Letter from the Chairman of the Board

2018 was a year of strong progress for our business and in our efforts to use McDonald´s Scale for Good in driving positive change in the world.


McDonald's
110

Dear Fellow McDonald´s Shareholders,

Each day it's our privilege to serve more than 60 million people in one of our nearly 38,000 restaurants around the world. Still, every time I walk into a McDonald's restaurant, I'm reminded that individuals are at the heart of each of these big numbers; a family enjoying a meal together, friends catching up over coffee or a crew member offering a friendly smile at the drive-thru window to a customer squeezing in a few moments to eat while on the go.

We take great pride in the way we serve customers, employees, our communities and you, our shareholders. 2018 was a year of strong progress. Business growth, though, is not the full extent of how we measure our success. I'm proud to report that we also made significant strides in using McDonald's Scale for Good. We are driving positive change in the world and addressing some of the most pressing societal and environmental challenges – all while contributing to the long-term success and sustainability of our Company.

Delivering Shareholder Value. We are focused on running a good business and we served you, our shareholders, with a disciplined focus on growth that helped us achieve strong shareholder returns, outpacing most other companies in our peer group. Over the past three years, McDonald's achieved a total shareholder return (TSR) of 63%, a marked improvement from the three-year TSR of 3% through December 2014, prior to the Company's turnaround.

Velocity Growth Plan. Our broad-based momentum is a testament to the strategy guiding McDonald's. With the Velocity Growth Plan, we are taking actions to enhance the taste of our food, the convenience we offer, value and brand trust. We continued to progress in these areas, which has encouraged more customers to visit McDonald's again and again. In 2018, global comparable sales increased 4.5%, and our global comparable guest counts marked the first back-to-back year of growth since 2012.

The Company has prioritized growth opportunities with the greatest potential to accelerate our momentum. The three Velocity Accelerators – Experience of the Future, digital and delivery – continued to gain traction in 2018, strengthening consumer perceptions of the McDonald's brand.

Our CEO, Steve Easterbrook, and his management team continued to demonstrate bold ambition, innovative thinking and the ability to motivate and align McDonald's employees, franchisees and suppliers as they guide our Company through a transformative period. In a dynamic consumer landscape, we are fortunate to have Steve and other highly talented leaders who are skilled at driving strong performance today, while also anticipating industry changes and preparing McDonald's for future success.

Active Oversight of Strategy. The Company's Board of Directors is committed to upholding the role of reviewing, challenging and helping to shape our strategic direction so that McDonald's is well-positioned to serve the interests of customers, employees and shareholders. The Board regularly assesses progress against the strategy and has the opportunity to speak to employees at various levels of the Company to gain more insight into its implementation. The Board recognizes that corporate culture plays a large role in execution of strategy, and is confident that the Company is creating an environment in both its offices and our restaurants where every individual can contribute their best.

The Board's annual "deep dive" strategic review is valuable in guiding our strategy's continued evolution in support of the Company's aspirations. At our strategic review last fall, the Board continued its practice of open and robust conversation. We engaged members of the senior leadership team, offering insight, critical thinking and direction intended to hone in on opportunities with the greatest potential to advance the business.

The Board continues to oversee enterprise risk management and regularly coordinates with its Committees and our management team to oversee risk identification, assessment and mitigation.



Expectations continue to rise among consumers, employees and other stakeholders for businesses to define success beyond long-term growth and profitability.

Scale for Good. A year ago, we shared our vision for responsible leadership to address challenges in a way that upholds the trust customers and other stakeholders place in McDonald's. Since then, as the pace of change and complexity of the challenges have continued to grow, so has our resolve to make a difference for our customers, our employees and our communities.

McDonald's operates on a scale unlike any other restaurant company. With our Scale for Good initiative, McDonald's made a series of bold pledges last year that defined how we are using our resources and influence to contribute to the greater good.

From offering new, balanced options in our classic Happy Meals, reducing greenhouse gas emissions and recycling more to influencing responsible and sustainable beef production practices, we are taking on complex challenges that demand innovative solutions and collective action. We know we have the responsibility and opportunity to take bold action and embrace this opportunity to drive meaningful progress by collaborating with millions of customers, employees, franchisees and suppliers.

However, we believe our greatest opportunity for impact may be with the commitments we have made to change the lives of employees at McDonald's and other workers around the world. **"We're a people business and we never forget it,"** was a saying of Fred Turner, a leader and a true McDonald's visionary, that is inscribed on the entrance floor of our new headquarters in Chicago. We take pride in living up to this ideal by striving to take care of the McDonald's crew and restaurant managers, who do an outstanding job of taking care of our customers. Archways to Opportunity has provided assistance to over 33,000 restaurant employees to help them earn a high school diploma or go to college. With the Youth Opportunity initiative within Scale for Good, our commitment to helping young people will extend beyond working with restaurant employees. We're supporting organizations in Chicago and around the world that provide job readiness training and apprenticeship programs to reduce barriers to employment for young people.

Board Refreshment. The Board remains committed to ongoing Board refreshment. In January 2019, the Board elected Paul Walsh as a new independent Director. Paul's leadership at consumer-centric companies in the food and beverage industry brings broader industry perspective to our boardroom, as well as additional familiarity with international operations. Additionally, Jeanne Jackson has decided not to stand for re-election at the 2019 Annual Shareholders' Meeting, and we thank her for her service to McDonald's and our shareholders. With Paul's election and Jeanne not standing for re-election, nearly half of our Director nominees have joined the Board within the last five years. We continue to evaluate the most appropriate mix of skills, qualifications and attributes of our Directors for the benefit of our Company and our shareholders.

Ongoing Shareholder Outreach. The Company continues to believe in the importance of shareholder engagement, and maintains a robust, year-round engagement program. Our Board is regularly informed of the feedback received during these discussions. Our shareholders continue to be interested in topics such as the Velocity Growth Plan, business and financial performance, governance practices, our Scale for Good and sustainability initiatives, and executive compensation programs. This feedback continues to provide valuable perspective and inform our Board's decision-making process.

On behalf of my fellow Board members, it is an honor and a privilege for each one of us to serve as stewards of the McDonald's brand. We share ambitious aspirations to build on McDonald's strong foundation so that our Company can bolster its proud history as a leader in the way we serve customers, employees, our communities and you, our shareholders.

Thank you for your investment and continued support of the Company.

Sincerely,

ENRIQUE HERNANDEZ, JR.
Chairman of the Board

Notice of the Annual Shareholders' Meeting

McDONALD´S CORPORATION

MEETING TIME AND DATE
9:00 a.m. Central Time on Thursday, May 23, 2019

MEETING PLACE
The Grand Hyatt, Dallas-Fort Worth Airport, Americas Ballroom
2337 South International Parkway, Dallas, Texas 75261

McDonald's Corporation (McDonald's or the Company) will provide the Notice of Internet Availability, electronic delivery of the proxy materials or mailing of the 2019 Proxy Statement, the 2018 Annual Report on Form 10-K and a proxy card to shareholders beginning on or about April 11, 2019.

TO McDONALD´S CORPORATION SHAREHOLDERS:

The Company will hold its 2019 Annual Shareholders' Meeting (Annual Meeting or Annual Shareholders' Meeting) on Thursday, May 23, 2019, at 9:00 a.m. Central Time at The Grand Hyatt, Dallas-Fort Worth Airport, Americas Ballroom at 2337 South International Parkway, Dallas, Texas 75261. The registration desk will open at 8:00 a.m. At the meeting, shareholders will be asked to consider and vote upon the following proposals:

	Item to be Voted on	Board Voting Recommendation
PROPOSAL 1	Election of 11 Directors named in the Proxy Statement, each for a one-year term expiring in 2020;	FOR EACH NOMINEE
PROPOSAL 2	Advisory vote to approve executive compensation;	FOR
PROPOSAL 3	Advisory vote to approve the appointment of Ernst & Young LLP as independent auditor for 2019; and	FOR
PROPOSAL 4	Vote to approve an amendment to the Company's Certificate of Incorporation to lower the authorized range of the number of Directors on the Board to 7 – 15 Directors	FOR
PROPOSAL 5	Advisory vote on a shareholder proposal, only if properly presented.	AGAINST

In addition, we will transact any other business properly presented at the meeting, including any adjournment or postponement thereof, by or at the direction of the Board of Directors.

WHO CAN VOTE: Shareholders at the close of business on March 25, 2019 (the record date). Each share of common stock is entitled to one vote for each Director and one vote for each other proposal.

HOW TO LISTEN TO THE ANNUAL SHAREHOLDERS´ MEETING: You can listen to a live audiocast of the Annual Shareholders' Meeting at *www.investor.mcdonalds.com* by clicking on the appropriate link. The audiocast will be available for a limited time after the meeting.

HOW TO ATTEND THE ANNUAL SHAREHOLDERS´ MEETING IN PERSON: **If you plan to attend in person, you must pre-register with McDonald's Shareholder Services in advance. Space is very limited. See page 75 for information about how to pre-register to attend in person.**

By order of the Board of Directors,

Jerome N. Krulewitch

JEROME N. KRULEWITCH
Corporate Secretary, McDonald's Corporation

110 North Carpenter Street, Chicago, Illinois 60607
April 11, 2019

IMPORTANT VOTING INFORMATION:
It is important that you vote your shares. Please carefully review the proxy materials and follow the instructions below to cast your vote as soon as possible in advance of the meeting.

REGISTERED SHAREHOLDERS
If you hold shares through the Company's transfer agent, Computershare, please use one of these options to vote:

INTERNET
www.proxyvote.com

TABLET OR SMARTPHONE
Scan this QR code to vote with your mobile device

TELEPHONE
800-690-6903
Dial toll-free 24/7

MAIL
If you received a proxy card by mail, mark, date, sign and return it in the postage-paid envelope furnished for that purpose.

BENEFICIAL OWNERS
If you hold shares through your bank or brokerage account, please use one of these options to vote:

INTERNET
www.proxyvote.com

TABLET OR SMARTPHONE
Scan this QR code to vote with your mobile device

TELEPHONE
800-454-8683
Dial toll-free 24/7

MAIL
If you received a voting instruction form by mail, mark, date, sign and return it in the postage-paid envelope furnished for that purpose.

YOUR VOTE IS IMPORTANT.
Please consider the issues presented in this Proxy Statement and vote your shares as promptly as possible.

Table of Contents

Proxy Statement Summary

This summary highlights information about the Company and the 2019 Annual Shareholders' Meeting. This summary does not include all the information that you should consider in deciding how to vote. We encourage you to read the entire Proxy Statement and our Annual Report on Form 10-K before voting. For additional information on how to attend the Annual Shareholders' Meeting or to listen to the live audiocast, please see our Pre-registration and Admission Policy on page 75.

VOTING MATTERS AND RECOMMENDATIONS

The following proposals are scheduled to be presented at the upcoming 2019 Annual Shareholders' Meeting:

MANAGEMENT PROPOSALS		Board's recommendation	Page
PROPOSAL 1	Election of 11 Directors named in this Proxy Statement, each for a one-year term expiring in 2020	FOR EACH NOMINEE	13
PROPOSAL 2	Advisory vote to approve executive compensation	FOR	37
PROPOSAL 3	Advisory vote to approve the appointment of Ernst & Young LLP as independent auditor for 2019	FOR	59
PROPOSAL 4	Vote to approve an amendment to the Company's Certificate of Incorporation to lower the authorized range of the number of Directors on the Board to 7 – 15 Directors	FOR	62

SHAREHOLDER PROPOSAL		Board's recommendation	Pages
PROPOSAL 5	Advisory vote on a shareholder proposal, only if properly presented	AGAINST	63-65

BUSINESS STRATEGY AND 2018 PERFORMANCE HIGHLIGHTS

VELOCITY GROWTH PLAN

In 2018, the Company continued to execute on the Velocity Growth Plan, the Company's consumer-centric strategy launched in March 2017. The Velocity Growth Plan is rooted in extensive consumer research and insights, along with a deep understanding of what drives our business. Our plan is designed to drive sustainable guest count growth, which we believe is a reliable long-term measure of the Company's strength and is vital to growing sales and increasing shareholder value. Our 2018 progress demonstrated broad-based global strength along with significant execution against the plan in the U.S. Our 2019 focus will be to continue to optimize execution of the Velocity Growth Plan to unlock further potential and to drive sustainable, long-term growth.

The Company continues to target opportunities at the core of our business – food, value and customer experience. This strategy is building on the following three pillars, each of which focuses on building a better McDonald's:

1 RETAINING existing customers
Focusing on areas where the Company has a strong foothold, including family occasions and food-led breakfast

2 REGAINING lost customers
Recommitting to areas of historical strength, namely food taste and quality, convenience and value

3 CONVERTING casual to committed customers
Building stronger relationships with customers so they visit more often, by elevating and leveraging the McCafé coffee brand and enhancing snack and treat offerings

Each pillar has established sustainable platforms that will enable execution of the Velocity Growth Plan with greater speed, efficiency and impact, while remaining relentlessly focused on the fundamentals of running great restaurants. Additionally, through the following three growth accelerators, we are enhancing the overall customer experience with hospitality, friendly service and ever-improving convenience for customers on their terms:

EXPERIENCE OF THE FUTURE	DIGITAL	DELIVERY
Focusing on restaurant modernization and technology in order to transform the restaurant service experience and enhance the Brand in the eyes of our customers	Evolving our technology platform by expanding choices for how customers order, pay and are served through additional functionality on our global mobile application, self-order kiosks and other enablers such as table service and curbside pick-up	Bringing McDonald's to the customer through the added convenience of delivery

The Company worked to aggressively deploy these accelerators in 2018 and will continue further deployment in 2019 and beyond.

PERFORMANCE HIGHLIGHTS

The Company's performance, as highlighted below, demonstrates continued momentum, which will enable us to drive our business, innovate, invest in our growth, and compete effectively in the global marketplace today and for the long term.

4.5% increase in **GLOBAL COMPARABLE SALES**, reflecting positive comparable sales across all segments in 2018

63% Cumulative 3-Year **TOTAL SHAREHOLDER RETURN** ending December 31, 2018*

18% 2018 **EPS GROWTH**

2 YEARS of consecutive **GUEST COUNT GROWTH**

$8.8B 2018 **OPERATING INCOME**

$8.5B RETURNED TO SHAREHOLDERS through share repurchases and dividends in 2018

* The 3-Year Total Shareholder Return percentage is as reported on Bloomberg.com as of December 31, 2018.

GOVERNANCE HIGHLIGHTS

We remain committed to sound corporate governance practices informed by feedback from our shareholders, as well as our ongoing review of evolving best practices.

STRONG INDEPENDENT LEADERSHIP

Our separate Chairman and CEO roles enable our independent Chairman to focus on overseeing our Board and corporate governance matters and our CEO to focus on leading the Company's day-to-day business. Independent Directors also chair our other Board Committees, other than the Executive Committee. This structure facilitates effective oversight, and further strengthens our Board's independent leadership and commitment to enhancing shareholder value and sound governance.

STRATEGY OVERSIGHT

Our Board oversees management's execution of the Company's strategy, including progress on the Velocity Growth Plan and the related accelerators. In 2018, the Board held its annual strategy session at the Company's new global headquarters in Chicago. At this session, our Board received updates on the Company's progress on key strategic initiatives under the Velocity Growth Plan, the use of technology to enhance the customer experience and improve restaurant efficiencies, franchising, global markets, and our long-term outlook.

DIVERSITY AND EQUITABLE COMPENSATION PROGRAMS

Our Board believes that diversity and equitable compensation are important topics to investors and stakeholders. In 2018, to complement the Public Policy & Strategy Committee's oversight of human capital management matters and the Sustainability & Corporate Responsibility Committee's oversight of our diversity and inclusion efforts, the Board approved amendments to our Compensation Committee Charter. These amendments memorialize our practice of periodically reviewing the Company's programs and practices related to executive workforce diversity, as well as to our review of executive compensation programs to confirm they are administered in an equitable manner.

EFFECTIVE SHAREHOLDER ENGAGEMENT

The Company continues to engage with a significant portion of our shareholders on a range of topics of continued importance, including our Velocity Growth Plan, Board composition and other governance practices, executive compensation, capital allocation, oversight of risk and strategy and environmental and social matters. In 2018, we reached out to shareholders representing approximately 50% of our outstanding shares.

BOARD REFRESHMENT HIGHLIGHTS

The Board believes that there should be a balance of institutional knowledge and fresh perspectives among our Directors. In this regard, nearly half of our Director nominees have joined our Board in the last five years. In January 2019, our Board elected Paul Walsh, adding significant international, consumer-centric experience to our Board. Additionally, in March 2019, Jeanne Jackson announced she has decided not to stand for re-election at the 2019 Annual Shareholders' Meeting.

JANUARY 2015
- Margaret Georgiadis elected as Director

JANUARY 2015
- Stephen Easterbrook appointed as President and Chief Executive Officer and elected as Director, effective March 2015

AUGUST 2015
- Lloyd Dean and John Mulligan elected as Directors

MAY 2016
- Rick Hernandez appointed Independent Chairman
- Committee Chairs refreshed

JANUARY 2019
- Paul Walsh elected as Director and appointed to Compensation Committee and Sustainability & Corporate Responsibility Committee

MARCH 2019
- Jeanne Jackson announced she has decided not to stand for re-election

OVERVIEW OF DIRECTORS

The following table provides an overview of our current Directors. With the exception of Jeanne Jackson, all of our current Directors are nominees for election at the 2019 Annual Shareholders' Meeting. Additional information regarding our Director nominees begins on page 13.

	Name	Director since	Primary occupation	Independent	Committee membership: AFC	CC	GC	SCR	PPS	EC
	**Lloyd Dean**	2015	CEO CommonSpirit Health	✓	Member (F)	Member				
	**Stephen Easterbrook**	2015	President and CEO McDonald's Corporation							Chair
	**Robert Eckert**	2003	Operating Partner Friedman, Fleischer & Lowe, LLC	✓			Member		Chair	Member
	**Margaret Georgiadis**	2015	CEO Ancestry	✓	Member (F)			Member		
	**Enrique Hernandez, Jr.** Chairman of the Board	1996	Chairman and CEO Inter-Con Security Systems, Inc.	✓			Member		Member	Member
	**Jeanne Jackson**	1999	CEO MSP Capital	✓		Chair	Member			Member
	**Richard Lenny**	2005	Non-executive Chairman Conagra Brands, Inc.	✓		Member		Member		
	**John Mulligan**	2015	Executive Vice President and COO Target Corporation	✓	Chair (F)				Member	Member
	**Sheila Penrose**	2006	Non-executive Chairman Jones Lang LaSalle Incorporated	✓	Member			Chair		
	**John Rogers, Jr.**	2003	Founder, Chairman, CEO and CIO Ariel Investments, LLC	✓		Member	Member			
	**Paul Walsh**	2019	Chairman Compass Group PLC	✓		Member		Member		
	**Miles White**	2009	Chairman and CEO Abbott Laboratories	✓			Chair		Member	Member

AFC = Audit & Finance Committee
CC = Compensation Committee
GC = Governance Committee
SCR = Sustainability & Corporate Responsibility Committee
PPS = Public Policy & Strategy Committee
EC = Executive Committee

(light dot) = Member
(dark dot) = Committee Chair
F = Financial Expert

STRONG BOARD AND GOVERNANCE PRACTICES

- Separate Chairman and CEO roles with independent Chairman
- Diverse, independent Board
- Board tenure balances refreshment with institutional knowledge
- Board Committees are 100% independent (except Executive Committee)
- Executive sessions of independent Directors scheduled for each regular Board and Committee meeting
- Regular succession planning at CEO, senior management and Board levels
- Robust annual Board and Committee self-assessments and Director peer review; including 1:1 discussions with Chairman and Directors
- Annual election of Directors
- Majority voting standard for uncontested Director elections
- Significant shareholder outreach and engagement
- Stock ownership guidelines for Directors
- Board oversight of enterprise risk management
- Proxy access for Director candidates nominated by shareholders reflecting standard market practices
- Shareholder right to call special meetings
- Capital structure that requires one vote per share of common stock
- Public disclosure of corporate political contributions and certain trade association memberships
- No shareholder rights plan
- Annual advisory vote on executive compensation

RESPONSIBLE LEADERSHIP HIGHLIGHTS

We recognize the link between our Company's success, value creation for our shareholders and our ability to positively impact the industry and communities in which we operate. The Company's sustainability vision and initiatives are embodied in our Scale for Good platform. This platform is aligned with our strategic objectives and is designed to drive meaningful change in partnership with our franchisees and suppliers. Our Scale for Good priorities include beef sustainability, packaging and recycling, commitment to families, climate action and youth opportunity. We also continue to drive progress on our goals and commitments across key social and environmental topics such as diversity and inclusion, animal health and welfare, responsible sourcing and supporting farmers.

In addition to our Scale for Good platform, we are demonstrating leadership as an employer by providing employment opportunities, training, tuition assistance and educational resources, and we continue to enhance our transparency on employment practices. For more details about our Scale for Good platform and other sustainability efforts, please see page 34 of this Proxy Statement.

EXECUTIVE COMPENSATION HIGHLIGHTS

Our executive compensation program is designed to support business initiatives, align the interests of our executives with those of our shareholders and strongly link pay and performance. We believe that our compensation program effectively incentivizes our executives through a mix of short- and long-term awards, which include rigorous performance goals that utilize objective metrics, reflecting key drivers of the Company's business strategy.

Following the Company's transition from turnaround to growth, our Compensation Committee undertook a holistic review of our incentive compensation programs, supported by market insights, including from the Committee's independent advisor. This review, along with our historically strong shareholder support of executive compensation, confirms that our compensation program remains appropriately aligned with our compensation guiding principles and supports the key elements of the Velocity Growth Plan.

PERFORMANCE-BASED COMPENSATION



CEO

91%

91% of CEO's target direct compensation opportunity is performance-based



OTHER NEOs

72%

72% of other named executive officers' target direct compensation opportunity as a group is performance-based

A significant portion of our executive compensation is variable based on the Company's financial, operating and stock price performance. The execution of our Velocity Growth Plan produced strong results in 2018, including 14 consecutive quarters of comparable sales growth and the first back-to-back year of comparable guest count growth since 2012. Payouts in 2018 continue to demonstrate our sound pay-for-performance culture. As described in more detail in the Compensation Discussion and Analysis (CD&A), the Corporate STIP payout was equal to 101.1% of target, and 173.3% of the 2016 - 2018 performance-based RSUs vested.

2018 COMPENSATION PROGRAM SUMMARY

The following summarizes our key compensation elements and percentage of direct CEO pay opportunity for 2018:

	Key compensation elements and CEO %		Primary metric	Key terms
	9%	**Base Salary**	N/A	▪ Evaluated based on competitive considerations, changes in responsibilities, individual performance, tenure in position, internal pay equity and the effect on our general and administrative expenses
Performance-based	16%	**Short-Term Incentive Plan (STIP)**	▪ Operating income growth	▪ Rewards growth in annual operating income, which measures the success of the most important elements of our business strategy ▪ Includes objective, pre-established modifiers that are important drivers of the Velocity Growth Plan
Performance-based		**Long-Term Incentives**		
Performance-based	38%	**Performance-Based Restricted Stock Units (RSUs)**	▪ Earnings per share (EPS) growth ▪ Return on incremental invested capital (ROIIC) ▪ Total shareholder return (TSR)	▪ Cliff vest at end of three-year service period, subject to achievement of EPS growth and ROIIC thresholds
Performance-based	37%	**Stock Options**	▪ Share price	▪ Provide value only if share price increases (with an exercise price equaling the stock price on the grant date), thereby closely aligning executive pay with shareholder interests ▪ Vest 25% per year ▪ 10-year term

In addition, our Compensation Committee adheres to the following best practices:

WHAT WE DO	WHAT WE DO NOT DO
■ Strong pay-for-performance alignment ■ Challenging quantitative performance targets ■ Compensation metrics closely align with Company's strategic objectives ■ Performance metrics support the Company's growth strategy and align interests of management with interests of shareholders ■ Oversight of executive workforce diversity and the administration of equitable compensation programs ■ Majority of direct compensation paid over the long-term ■ Double-trigger change in control equity provisions ■ Independent compensation consultant ■ Significant stock ownership and retention requirements ■ Anti-hedging and pledging policy ■ Clawback provisions	■ Change in control agreements ■ Tax gross-up on perquisites ■ Repricing of stock options ■ Backdating of stock options ■ Encourage unreasonable risk taking ■ Employment agreements

Election of Directors

PROPOSAL 1
Election of Directors

ITEM TO BE VOTED ON

Our Board of Directors recommends the following nominees for election to our Board of Directors for a one-year term beginning in May and continuing until the 2020 Annual Shareholders' Meeting and until their successors have been elected and qualified:

1. Lloyd Dean
2. Stephen Easterbrook
3. Robert Eckert
4. Margaret Georgiadis
5. Enrique Hernandez, Jr.
6. Richard Lenny
7. John Mulligan
8. Sheila Penrose
9. John Rogers, Jr.
10. Paul Walsh
11. Miles White

VOTING RECOMMENDATION

Our Board recommends a vote **FOR** each of the 11 Director nominees.

Our Board expects all nominees to be available for election. If any of them becomes unable to serve at any time prior to the Annual Shareholders' Meeting, our Board may substitute another person as a nominee or may reduce the number of Directors to eliminate the vacancy. If you have voted for the unavailable nominee, your shares will be voted for any substitute nominee.

Nominees who receive a majority of the votes cast will be elected. Each Director has tendered an irrevocable resignation that will be effective if he or she does not receive a majority of the votes cast and, upon the recommendation of our Governance Committee, our Board accepts his or her resignation following the meeting. With the exception of our CEO, all Director nominees are independent.

Jeanne Jackson has decided not to stand for re-election at the 2019 Annual Shareholders' Meeting. Therefore, the size of our Board will be decreased by one Director effective as of the Annual Shareholders' Meeting.

DIRECTOR QUALIFICATIONS

Our Board is a diverse, highly-engaged group of individuals that provides strong, effective oversight of the Company. Both individually and collectively, our Directors have the qualifications, skills and experience needed to inform and oversee the Company's long-term strategic growth priorities under the Velocity Growth Plan.

Importantly, each Director has senior executive experience, in many cases having served as CEOs or high-level executives of large, complex, global organizations. Specifically, several Directors have leadership experience in the consumer goods or food sectors, which is particularly relevant to McDonald's business. Further, as it is increasingly important to modern and progressive businesses, our Board values expertise in information technology, cybersecurity and digital initiatives. Our Board also values global experience given the Company's global, branded operations. These skills, along with the other skills and attributes discussed below, are key considerations in evaluating the composition of our Board and inform our Board's succession planning and Director selection processes.

Our Director nominees' individual skills and experiences are included on the following pages. In addition, all Director nominees demonstrate the following qualities:

KEY ATTRIBUTES AND SKILLS OF ALL DIRECTOR NOMINEES

- High Integrity
- Proven Record of Success
- Leadership
- Strength of Character and Judgment
- Knowledge of Corporate Governance Practices
- Talent Management/Succession Planning
- Intellectual/Analytical Skills
- Strategic Planning
- Risk Assessment and Oversight

In addition, our Director nominees contribute to our Board the individual experiences, qualifications, attributes and skills shown in the following matrix. The skills identified in the matrix are intended as a high-level summary and not an exhaustive list:

	Dean	Easterbrook	Eckert	Georgiadis	Hernandez	Lenny	Mulligan	Penrose	Rogers	Walsh	White
BRAND MANAGEMENT Contributes to an understanding of how the Company's business, standards and performance are essential to protecting and increasing the value of the McDonald's brand	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
CUSTOMER-CENTRIC Provides an understanding of the Company's business, operations and customer-centric Velocity Growth Plan strategy, focusing on elevating the overall customer experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
GLOBAL EXPERIENCE Contributes to an understanding of how the Company's business is structured to enable the right level of support for our international markets, as well as the sharing of solutions across international markets		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
MARKETING/DIGITAL Provides an understanding of how the Company's traditional (dine in or drive-thru pickup) and evolving digital business models are marketed to consumers in a manner consistent with the Company's strategy		✓	✓	✓		✓	✓			✓	✓
INFORMATION TECHNOLOGY/CYBERSECURITY Contributes to an understanding of information technology capabilities, cloud computing, scalable data analytics and risks associated with cybersecurity matters				✓			✓				
REAL ESTATE Provides an understanding of how owning or leasing real estate, combined with co-investment by franchisees, enables the Company to achieve high restaurant performance levels		✓					✓	✓			
FINANCE/CAPITAL MARKETS Supports the oversight of the Company's financial statements and strategy and financial reporting to investors and other stakeholders	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
SUSTAINABILITY/CORPORATE RESPONSIBILITY Contributes to an understanding of sustainability issues and corporate responsibility, and their relationship to the Company's business and strategy	✓	✓		✓		✓		✓	✓		
ETHNIC/GENDER DIVERSITY Contributes to the representation of varied backgrounds, perspectives and experience in the boardroom to support the global demands of our business and understanding of customer perspectives	✓			✓	✓			✓	✓		
OTHER PUBLIC COMPANY BOARD Demonstrates a practical understanding of organizations, processes, governance and oversight of strategy, risk management, and driving change and growth	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓
BOARD OR COMMITTEE CHAIR Provides leadership experience in Board or Board Committee environment	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Further biographical information about each Director standing for re-election, his or her professional experience, qualifications and other directorships is set forth on the following pages.

BIOGRAPHICAL INFORMATION



Age: 68

Director since: 2015

BOARD COMMITTEES

Audit & Finance

Compensation

LLOYD DEAN

PROFESSIONAL EXPERIENCE

CommonSpirit Health, *a non-profit Catholic health system*
- Chief Executive Officer (2019 - Present)

Dignity Health, *one of the nation's largest healthcare systems*
- President and Chief Executive Officer (2000 - 2019)

Advocate Health Care, *a healthcare organization*
- Chief Operating Officer (1997 - 2000)

DIRECTOR QUALIFICATIONS

In his career in executive management at leading healthcare organizations, Mr. Dean has led significant strategic, operational and financial transformations. He brings over 25 years of leadership, management and strategy experience to our Board, which contributes an important perspective to our Board's discussion of opportunities and challenges in a constantly changing business environment. We also benefit from Mr. Dean's finance, systems operations, service quality and human resources, customer-centric operations and community affairs expertise.

OTHER DIRECTORSHIPS

Mr. Dean previously served on the Boards of Cytori Therapeutics, Inc., Navigant Consulting, Inc., Premier, Inc. and Wells Fargo & Company.

SKILLS AND QUALIFICATIONS

- Brand Management
- Customer-Centric
- Finance/Capital Markets
- Sustainability/Corporate Responsibility
- Ethnic/Gender Diversity
- Other Public Company Board
- Board or Committee Chair



Age: 51

Director since: 2015

BOARD COMMITTEES

Executive (Chair since 2015)

STEPHEN EASTERBROOK

PROFESSIONAL EXPERIENCE

McDonald's Corporation
- President and Chief Executive Officer (2015 - Present)
- Corporate Senior Executive Vice President and Global Chief Brand Officer (2014 - 2015)
- Corporate Executive Vice President and Global Chief Brand Officer (2013 - 2014)
- President, McDonald's Europe (2010 - 2011)

Wagamama Limited, *a Japanese-inspired restaurant company*
- Chief Executive Officer (2012 - 2013)

Pizza Express Limited, *a casual dining company in the United Kingdom*
- Chief Executive Officer (2011 - 2012)

DIRECTOR QUALIFICATIONS

Mr. Easterbrook's experience enables him to contribute an important Company perspective and comprehensive industry knowledge to Board discussions about the Company's business and relationships with key constituencies and stakeholders in the McDonald's system, including franchisees and suppliers. This experience adds to our Board's knowledge and understanding as it oversees our global operations and strategy. Mr. Easterbrook also led two United Kingdom-based restaurant chains, giving him broader industry perspective and a deeper understanding of consumer preferences.

OTHER DIRECTORSHIPS

Mr. Easterbrook also serves on the Board of Walmart Inc.

SKILLS AND QUALIFICATIONS

- Brand Management
- Customer-Centric
- Global Experience
- Marketing/Digital
- Real Estate
- Finance/Capital Markets
- Sustainability/Corporate Responsibility
- Other Public Company Board
- Board or Committee Chair



Age: 64

Director since: 2003

BOARD COMMITTEES

Public Policy & Strategy (Chair since 2016)

Governance

Executive

ROBERT ECKERT

PROFESSIONAL EXPERIENCE

Friedman, Fleischer & Lowe, LLC, *a private equity firm*

- Operating Partner (2014 - Present)

Mattel, Inc., *a global children's entertainment company specializing in toys and consumer products*

- Chairman of the Board (2000 - 2012); Chief Executive Officer (2000 - 2011)

Kraft Foods Inc., *a packaged food company*

- President and Chief Executive Officer (1997 - 2000)

DIRECTOR QUALIFICATIONS

Mr. Eckert's service as a chief executive officer of large, global consumer branded and food products companies contributes to our Board's understanding of business and product development, marketing, supply chain management and distribution, and consumer behavior. He brings experience as a senior executive of global consumer brand companies with high performance expectations. In addition, through his role on other companies' boards of directors, Mr. Eckert has extensive experience in corporate governance, leadership development and succession planning and finance.

OTHER DIRECTORSHIPS

Mr. Eckert also serves as the lead independent director of Amgen Inc. and on the Board of Levi Strauss & Co.

SKILLS AND QUALIFICATIONS

- Brand Management
- Customer-Centric
- Global Experience
- Marketing/Digital
- Finance/Capital Markets
- Other Public Company Board
- Board or Committee Chair



Age: 55

Director since: 2015

BOARD COMMITTEES

Audit & Finance

Sustainability & Corporate Responsibility

MARGARET GEORGIADIS

PROFESSIONAL EXPERIENCE

Ancestry, *a global family history and consumer genomics company*

- Chief Executive Officer (2018 - present)

Mattel, Inc., *a global children's entertainment company specializing in toys and consumer products*

- Chief Executive Officer (2017 - 2018)

Google Inc., *a global technology company*

- President, Americas (2011 - 2017)
- Vice President, Global Sales Operations (2009 - 2011)

DIRECTOR QUALIFICATIONS

Ms. Georgiadis' experience as a senior executive at large global businesses affords her a broad knowledge of global consumer businesses and marketing, as well as technology, digital consumer insights, e-commerce, finance, leadership, global business, and strategy and development. She has led teams that successfully have launched new products. Her knowledge in these and other areas provides critical insights to our business, particularly as our Board considers the impact of technology, digital and cybersecurity risks. Ms. Georgiadis also has over 15 years of analytical and strategic experience at McKinsey & Company, a global management and consulting firm.

OTHER DIRECTORSHIPS

Ms. Georgiadis previously served on the Boards of Amyris, Inc., Mattel, Inc. and The Jones Group, Inc.

SKILLS AND QUALIFICATIONS

- Brand Management
- Customer-Centric
- Global Experience
- Marketing/Digital
- Information Technology/Cybersecurity
- Finance/Capital Markets
- Sustainability/Corporate Responsibility
- Ethnic/Gender Diversity
- Other Public Company Board
- Board or Committee Chair



Independent Chairman (since 2016)

Age: 63

Director since: 1996

BOARD COMMITTEES

Governance

Public Policy & Strategy

Executive

ENRIQUE HERNANDEZ, JR.

PROFESSIONAL EXPERIENCE

Inter-Con Security Systems, Inc., *a provider of security services to corporations, governments, diplomatic missions and non-profit organizations*

- Chairman and Chief Executive Officer (1986 - Present)

Nordstrom, Inc., *a leading fashion retailer*

- Non-executive Chairman and Presiding Director (2006 - 2016)

DIRECTOR QUALIFICATIONS

Mr. Hernandez is the chief executive officer of a global security company and has been a director of several large public companies in various industries. In addition, Mr. Hernandez served for five years as lead director and ten years as non-executive chairman and presiding director at Nordstrom, Inc., a large publicly-traded retail company known for its customer service, providing him with significant experience in corporate governance, leadership development, succession planning and finance. Mr. Hernandez's experience also facilitates our Board's oversight and counsel regarding strategy and business development.

OTHER DIRECTORSHIPS

Mr. Hernandez also serves on the Board of Chevron Corporation. He previously served on the Boards of Nordstrom, Inc. and Wells Fargo & Company.

SKILLS AND QUALIFICATIONS

- Brand Management
- Customer-Centric
- Global Experience
- Finance/Capital Markets
- Ethnic/Gender Diversity
- Other Public Company Board
- Board or Committee Chair



Age: 67

Director since: 2005

BOARD COMMITTEES

Compensation

Sustainability & Corporate Responsibility

RICHARD LENNY

PROFESSIONAL EXPERIENCE

Conagra Brands, Inc., *a branded food company*

- Non-executive Chairman (2018 - Present)

Information Resources, Inc., *a leading market research firm*

- Non-executive Chairman (2013 - Present)

Friedman, Fleischer & Lowe, LLC, *a private equity firm*

- Senior Advisor (2014 - 2016)
- Operating Partner (2011 - 2014)

The Hershey Company, *an industry-leading snacks company*

- Chairman, President and Chief Executive Officer (2001 - 2007)

DIRECTOR QUALIFICATIONS

Mr. Lenny's experience as a chief executive officer of a global retail food company with a major consumer brand is an asset to our Board given his knowledge of strategy and business development, finance, marketing and consumer insights, supply chain management and distribution, sustainability and social responsibility matters. He previously served in executive-level positions with Kraft Foods, Nabisco Biscuit and Snacks and the Pillsbury Company, providing him extensive experience with major consumer brands in the food industry. He also serves as non-executive chairman of one of North America's leading food companies and as director of Evans Food Group, a privately-held snack food manufacturer, which provides Mr. Lenny with further industry knowledge. In addition, his service as non-executive chairman of Information Resources, Inc. provides additional Board and governance experience.

OTHER DIRECTORSHIPS

Mr. Lenny also serves on the Boards of ConAgra Brands, Inc. and Illinois Tool Works Inc. He previously served on the Board of Discover Financial Services.

SKILLS AND QUALIFICATIONS

- Brand Management
- Customer-Centric
- Global Experience
- Marketing/Digital
- Finance/Capital Markets
- Sustainability/Corporate Responsibility
- Other Public Company Board
- Board or Committee Chair



Age: 53

Director since: 2015

BOARD COMMITTEES

Audit & Finance (Chair since 2016)

Public Policy & Strategy

Executive

JOHN MULLIGAN

PROFESSIONAL EXPERIENCE

Target Corporation, *a general merchandise retailer with an online presence*

- Executive Vice President and Chief Operating Officer (2015 - Present)
- Executive Vice President and Chief Financial Officer (2012 - 2015)
- Senior Vice President, Treasury, Accounting and Operations (2010 - 2012)

DIRECTOR QUALIFICATIONS

Mr. Mulligan's experience as a senior executive for a major consumer retailer has provided him with extensive experience in finance, global supply chain, operations, e-commerce, properties and human resources. His service at a retailer known for its focus on creating an exceptional guest experience brings customer-centric experience to our Board. In addition, his experience in digital and technology issues, including cybersecurity risk, is an important asset as our Board considers these topics and their potential impact on the Company. In addition, Mr. Mulligan's qualification as an "audit committee financial expert" is an important attribute as our Audit & Finance Committee Chair.

OTHER DIRECTORSHIPS

None

SKILLS AND QUALIFICATIONS

- Brand Management
- Customer-Centric
- Global Experience
- Marketing/Digital
- Information Technology/ Cybersecurity
- Real Estate
- Finance/Capital Markets
- Board or Committee Chair



Age: 73

Director since: 2006

BOARD COMMITTEES

Sustainability & Corporate Responsibility (Chair since 2016)

Audit & Finance

SHEILA PENROSE

PROFESSIONAL EXPERIENCE

Jones Lang LaSalle Incorporated, *a global real estate services and investment management firm*

- Non-executive Chairman (2005 - Present)

Boston Consulting Group, *a global management consulting firm*

- Executive Advisor (2001 - 2008)

Northern Trust Corporation, *a financial services firm*

- President, Corporate and Institutional Services (1994 - 2000)

DIRECTOR QUALIFICATIONS

Ms. Penrose brings to our Board extensive experience in and knowledge of investment services, banking, and real estate, all areas of significance to the Company. She is well-versed in strategy and business development, finance, and leadership development and succession planning. Ms. Penrose also has significant experience in corporate governance from her service on other boards of directors, including as non-executive chairman at Jones Lang LaSalle. In addition, Ms. Penrose co-founded the Corporate Leadership Center, which partners with leading institutions to offer programs in executive leadership development.

OTHER DIRECTORSHIPS

Ms. Penrose also serves on the Board of Jones Lang LaSalle Incorporated.

SKILLS AND QUALIFICATIONS

- Brand Management
- Customer-Centric
- Global Experience
- Real Estate
- Finance/Capital Markets
- Sustainability/ Corporate Responsibility
- Ethnic/Gender Diversity
- Other Public Company Board
- Board or Committee Chair



Age: 61

Director since: 2003

BOARD COMMITTEES

Compensation

Governance

JOHN ROGERS, JR.

PROFESSIONAL EXPERIENCE

Ariel Investments, LLC, *a privately-held institutional money management firm*

- Founder, Chairman, Chief Executive Officer and Chief Investment Officer (1983 - Present)

Ariel Investment Trust, *an investment company consisting of mutual funds managed by Ariel Investments, LLC*

- Trustee (2000 - Present; 1986 - 1993)

DIRECTOR QUALIFICATIONS

Mr. Rogers' experience as a long-serving chief executive officer of an institutional money management firm has given him broad knowledge of finance, leadership development and succession planning, as well as strategy and business development. Mr. Rogers' investment management knowledge also provides a unique perspective on investor relations. Mr. Rogers also brings perspective to the Company's corporate responsibility and community affairs initiatives, and his service on other boards such as Nike, Inc. and The New York Times Company adds global, customer-centric and brand management experience.

OTHER DIRECTORSHIPS

Mr. Rogers also serves on the Boards of Ariel Investment Trust, Nike, Inc. and The New York Times Company. He will retire from the Board of Exelon Corporation at its 2019 Annual Meeting of Shareholders.

SKILLS AND QUALIFICATIONS

- Brand Management
- Customer-Centric
- Global Experience
- Finance/Capital Markets
- Sustainability/Corporate Responsibility
- Ethnic/Gender Diversity
- Other Public Company Board
- Board or Committee Chair



Age: 63

Director since: 2019

BOARD COMMITTEES

Compensation

Sustainability & Corporate Responsibility

PAUL WALSH

PROFESSIONAL EXPERIENCE

Compass Group PLC, *a leading foodservice and support services company*

- Chairman (2014 - Present)

Avanti Communications Group plc, *a leading satellite operator providing internet and data services*

- Chairman (2013 - 2019)

Diageo plc, *a multinational beverage company*

- Chief Executive Officer (2000 - 2013)
- Chief Operating Officer (2000)

The Pillsbury Company, *a wholly-owned subsidiary of Diageo plc*

- Chairman and President (1996 - 1999)

DIRECTOR QUALIFICATIONS

Mr. Walsh's experience as chief executive officer of a large multinational corporation provides substantial corporate leadership experience, knowledge of consumer-centric companies in the food service industry and international operations experience. He also has held executive-level finance positions, including as chief financial officer of Grand Metropolitan Foods and Intercontinental Hotels. Throughout his career, Mr. Walsh has built success and growth at his companies through the deployment of effective brand marketing strategies, which brings added perspective to our Board.

OTHER DIRECTORSHIPS

Mr. Walsh also serves on the Boards of FedEx Corporation, Compass Group PLC, RM2 International, S.A. and TPG Pace Holdings Corp. He is expected to retire from the Board of Avanti Communications Group plc in June 2019. He previously served on the Boards of HSBC Holdings plc, Ontex Group NV and Unilever PLC.

SKILLS AND QUALIFICATIONS

- Brand Management
- Customer-Centric
- Global Experience
- Marketing/Digital
- Finance/Capital Markets
- Other Public Company Board
- Board or Committee Chair



Age: 64

Director since: 2009

BOARD COMMITTEES

Governance (Chair since 2014)

Public Policy & Strategy

Executive

MILES WHITE

PROFESSIONAL EXPERIENCE

Abbott Laboratories, *a global healthcare company*

- Chairman and Chief Executive Officer (1999 - Present)

DIRECTOR QUALIFICATIONS

As the long-standing chairman and chief executive officer of a global healthcare company that develops products and technologies that span the breadth of healthcare, Mr. White has extensive knowledge of strategy and business development, global operations, finance, leadership development and succession planning, public policy matters and corporate governance. Abbott's focus on developing consumer products and technologies brings customer-centric and marketing/digital knowledge to our Board. In addition, he brings to our Board strong experience in addressing the needs of a global public company, as well as insights into our Board's responsibility to oversee management and operations matters. As Governance Committee Chair, Mr. White leads our Board's succession planning and director candidate selection process, and he is periodically involved in shareholder engagement.

OTHER DIRECTORSHIPS

Mr. White also serves on the Boards of Abbott Laboratories and Caterpillar, Inc.

SKILLS AND QUALIFICATIONS

- Brand Management
- Customer-Centric
- Global Experience
- Marketing/Digital
- Finance/Capital Markets
- Other Public Company Board
- Board or Committee Chair

VOTING RECOMMENDATION

Our Board of Directors recommends that shareholders vote **FOR** all nominees.

Board and Governance Matters

BOARD LEADERSHIP

Our separate Chairman and CEO roles enable our independent Chairman to oversee our Board and corporate governance matters and our CEO to lead the Company's business. Independent Directors also chair our Board Committees, other than the Executive Committee. This structure facilitates effective oversight, and further strengthens our Board's independent leadership and commitment to enhancing shareholder value and sound governance. We believe that this structure is appropriate due to the Company's position as a global foodservice retailer, with nearly 38,000 locations in over 100 countries.

Our Chairman facilitates the flow of information between management and our Board. This fosters open dialogue and constructive feedback among the independent Directors and management. Further, our Chairman leads a critical evaluation of Company management, business practices and culture, as well as oversight of Company strategy. Our Board assesses this leadership structure annually to confirm it continues to meet the evolving needs of the Company and its shareholders. Enrique Hernandez, Jr. has served as our Board's independent Chairman since 2016.

BOARD COMPOSITION AND SUCCESSION PLANNING

Our Board is comprised of a diverse, highly-engaged group of Directors who contribute to overall Board and Committee effectiveness. Under our Corporate Governance Principles, our Governance Committee is primarily responsible for maintaining a strong and diverse Board through robust evaluation and succession planning processes, which include recommending Directors for re-election and identifying new candidates who will bring complementary skills and differentiated perspectives to our Board.

Our Governance Committee evaluates and determines the appropriate and desirable mix of characteristics, skills, experience and diversity for our Board as a whole, as well as the qualifications and attributes of individual Directors and Director candidates. When selecting new Director candidates, our Governance Committee considers the qualifications discussed on page 23. Our Governance Committee also reviews each current Director's contributions, considering the results of the most recent Board, Committee and peer evaluations, as further described on page 24.

Our Board believes that there should be a balance of institutional knowledge and fresh perspectives among our Directors. In this regard, nearly half of our Director nominees have joined our Board in the last five years. In 2019, our Board elected Paul Walsh to serve as Director, adding significant international, consumer-centric experience to our Board. Additionally, in March 2019, Jeanne Jackson announced she has decided not to stand for re-election at the 2019 Annual Shareholders' Meeting.

Our Governance Committee strives to achieve an appropriate balance of continuity and refreshment through a mix of newer and longer-tenured Directors. Our Board and Governance Committee strongly believe that long tenure does not itself impair a Director's independence and often enhances a Director's ability to demonstrate independence. Each of our Directors is a dynamic leader whose experiences and perspectives are continually evolving as he or she navigates today's fast-paced, ever-changing business environment both as a Director of McDonald's and in his or her other professional roles. While our Governance Committee and Board consider tenure in evaluating the overall effectiveness of our Board, it is not a dispositive factor. Our Board and Governance Committee also consider each Director's availability and willingness to serve on our Board, recognizing that it is a significant time commitment to serve as a Director of the Company.

As the Company's strategic priorities continue to evolve and in consideration of anticipated retirements and departures, our Governance Committee continues to proactively evaluate our Board's composition to facilitate a smooth transition of skills, experience and diversity in the boardroom.

Our Board continues to reflect a diverse and highly-engaged group of Directors with a wide range of skills and experience, which continue to evolve with the Company's strategy. Nearly half of our Director nominees have joined our Board in the last five years. The following provides additional information about our Director nominees.

INDEPENDENT

10 of 11

All independent, except the CEO

DIVERSE

45%

Women or minorities

BALANCED EXPERIENCE

Fresh perspectives balanced with institutional knowledge

0 TO 5 YEARS	5
6 TO 10 YEARS	1
11 TO 15 YEARS	2
>15 YEARS	3

BOARD DIVERSITY

Our Governance Committee, together with our Board, proactively seeks diverse Director candidates to provide representation of varied backgrounds, perspectives and experience in the boardroom to support the global demands of our business. Diversity is considered in a broad sense, including, among other attributes, leadership, experience, skills, perspectives, gender, ethnicity and geography. Our current Directors bring a diverse set of skills and experiences to the Company that are important to drive our strategy forward as the market and competitive landscape evolve. When seeking new Director candidates, our Governance Committee actively endeavors to include women, racial or ethnic minorities and geographically-diverse persons in the candidate pool. Most recently, our Board elected Paul Walsh to serve as Director, which adds important global diversity to our Board, as approximately 60% of the Company's revenues are from outside the U.S.

DIRECTOR INDEPENDENCE

Our Corporate Governance Principles require that all non-management Directors be independent under applicable law and listing standards, as well as under our Board's Standards on Director Independence. This is important to ensure Board representation free of any relationship with the Company or our management that may impair, or appear to impair, a Director's ability to make independent judgments. Our Board considers relationships involving Directors and their immediate family members and relies on information derived from Company records, questionnaires and other inquiries.

The relationships reviewed by our Board in its most recent determination involved commercial relationships with companies:

- At which Board members then served as officers and employees (including Target Corporation); and
- At which Board members then served as outside Directors (including Conagra Brands, Inc., Delta Air Lines, Discover Financial Services, Exelon Corporation, FedEx Corporation, Illinois Tool Works, Inc., Jones Lang LaSalle Incorporated, The Kraft Heinz Company and Wells Fargo & Company).

These relationships involved McDonald's purchases of products and services in the ordinary course of business that were made on arm's-length terms in amounts and under other circumstances that did not affect Director independence.

Based on its review, our Board determined that none of its non-management Directors has a material relationship with the Company and that all of them are independent. Currently, our non-management Directors are Lloyd Dean, Robert Eckert, Margaret Georgiadis, Enrique Hernandez, Jr., Jeanne Jackson, Richard Lenny, John Mulligan, Sheila Penrose, John Rogers, Jr., Paul Walsh and Miles White.

Our Board's Standards on Director Independence are available on the Company's website at: *http://corporate.mcdonalds.com/content/corpmcd/investors-relations/governance-principle-policies-and-guidelines.html*.

SELECTION OF NEW DIRECTOR CANDIDATES

Our Governance Committee, together with our Board, maintains a robust policy for the consideration of potential Director candidates and is responsible for establishing criteria, screening candidates and evaluating the qualifications of persons who may be considered for service as a Director, including candidates nominated or suggested by shareholders. Our Governance Committee also retains search firms, consultants and any other advisors as appropriate to help identify, screen and evaluate potential Director candidates and to enhance our Board's preparedness in the event of an unanticipated Director departure. As noted above, in 2019 our Board elected Paul Walsh, who was identified with the assistance of a third-party search firm.

The following describes the Company's selection process for new Directors:

Succession Planning ▼	Our Governance Committee considers current and long-term needs of our evolving business and seeks potential Director candidates in light of emerging needs, current Board structure, tenure, skills, diversity and experience.
Identification of Candidates ▼	Our Governance Committee engages in a search process to identify qualified Director candidates, which includes the use of an independent search firm to assess whether candidates' skills, experience and background are aligned with the Company's business strategy. Among other qualifications, our Governance Committee considers: ■ High integrity and business ethics ■ Strength of character and judgment ■ Necessary skills to meet the evolving needs of our business ■ Ethnic, gender and geographic diversity ■ Ability and willingness to devote sufficient time to Board duties ■ Independence from management
Meeting with Candidates ▼	Potential Director candidates are interviewed by our Chairman, CEO and Governance Committee Chair.
Decision and Nomination ▼	Our Governance Committee recommends, and the full Board approves, the Director candidates best qualified to serve the interests of the Company and all shareholders for nomination.
Election	Shareholders consider the nominees and elect Directors at the Annual Shareholders' Meeting to serve one-year terms. Our Board may also elect Directors on the recommendation of the Governance Committee throughout the year when determined to be in the best interests of the Company and our shareholders.

Our Board's Director Selection Process is available on the Company's website at: *http://corporate.mcdonalds.com/content/corpmcd/investors-relations/governance-principle-policies-and-guidelines.html*.

BOARD AND COMMITTEE EVALUATIONS

Our Board is committed to regular evaluations of itself, its Committees and Directors to measure ongoing effectiveness and succession planning. Each year, Directors are asked to complete a written evaluation of our Board, their peers and the Committees on which they serve. The following describes the process by which our Board currently carries out these evaluations:

Annual Written Evaluations ▼	Directors complete Board, peer and Committee evaluations. Board and peer evaluations are sent directly to an independent third party, and Committee evaluations are sent to the respective Committee Chair. **Board evaluations consider:** ▪ General Board practices, including fostering a culture that promotes candid discussion ▪ Input for improvement ▪ Suggestions for new skills and experiences for potential future candidates ▪ Effectiveness in attaining diverse representation on our Board **Peer evaluations consider a Director's:** ▪ Contributions to Board discussions and decisions throughout the year ▪ Sharing of knowledge and expertise with our Board and senior management ▪ Staying informed on matters that impact the Company ▪ Acting independently and in the best interests of shareholders **Committee evaluations consider:** ▪ Members' balance of skills and experiences to promote active participation ▪ Adequacy of information received, including access to non-management resources ▪ Committee effectiveness
Independent Third Party Generates Report ▼	To protect anonymity and the integrity of our Board and peer evaluation process, an independent third party compiles responses to these evaluations into a report for our Governance Committee Chair.
Discussion of Results ▼	Our Governance Committee and full Board discuss our Board and peer evaluation results. Each Committee, except the Executive Committee, discusses its respective Committee evaluation in executive session and determines if any follow-up actions are appropriate. In addition, our Chairman also individually discusses with other Directors their views on the overall effectiveness of our Board, which feedback is considered in connection with the results of the written evaluations.
Incorporation of Feedback	Our Board and each Committee, except for the Executive Committee, develops and executes plans to take actions based on the results, as appropriate. Our Governance Committee Chair follows up with Directors regarding their peer evaluation results, as appropriate.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

Upon joining our Board, Directors participate in an orientation process, which includes introductions to members of our senior management and information about our operations, performance, strategic plans, and corporate governance practices. In addition, members of senior management and other speakers are periodically invited to attend portions of Board meetings to provide updates on business and general industry trends, governance, regulatory, legal and financial matters. For example, our Board and our Committees received updates in 2018 on topics such as business strategy, technology and cybersecurity, human capital management, franchising, and the Company's Scale for Good platform.

Directors are also encouraged to participate in continuing education programs to help them stay informed of developments in corporate governance and emerging issues relating to the operation of public company boards. Directors also conduct periodic visits to our restaurants and, of course, are McDonald's customers. For more information on how Directors oversee and are informed on Company strategy, see page 32.

MEETING ATTENDANCE

Our Board met six times during 2018. As a group, our Directors who served in 2018 attended 98% of the total number of meetings of our Board and respective Committees on which they serve. In addition, Directors are expected to attend the Annual Shareholders' Meeting and all Board meetings and meetings of the Committees on which they serve. All Directors who stood for re-election last year attended the 2018 Annual Shareholders' Meeting.

EXECUTIVE SESSIONS

The independent Directors meet regularly in executive sessions, which, from time to time, include our CEO. An executive session is typically scheduled immediately before or after each regular Board meeting. At such sessions, our Chairman presides, except in such matters as may involve his re-election or compensation, in which case our Governance Committee Chair presides. Executive sessions are also regularly scheduled for Committee meetings, other than the Executive Committee, throughout the year.

BOARD COMMITTEES

Our Board has the following Committees: Audit & Finance; Compensation; Governance; Public Policy & Strategy; Sustainability & Corporate Responsibility and Executive. All Committee members are independent as defined by the listing standards of the New York Stock Exchange (NYSE) and our Board's Standards on Director Independence, except for our CEO, who serves solely on the Executive Committee. In addition, our Board has determined that each member of our Audit & Finance Committee is financially literate, and that Lloyd Dean, Margaret Georgiadis and John Mulligan qualify as "audit committee financial experts" as defined by applicable SEC rules and NYSE listing standards.

Each Committee has the responsibilities set forth in its respective Charter, which has been adopted by our Board. Other than the Executive Committee, all Committees review their respective Charters at least annually, and any changes are recommended to the full Board for approval. In 2018, to complement the Public Policy & Strategy Committee's oversight of human capital management matters and the Sustainability & Corporate Responsibility Committee's oversight of diversity and inclusion efforts, our Board approved amendments to our Compensation Committee Charter. These amendments memorialize our practice of periodically reviewing the Company's programs and practices related to executive workforce diversity, as well as our review of executive compensation programs to confirm they are administered in an equitable manner. Our Compensation Committee and our Board believe these were important updates in light of investors' increasing focus on those topics.

Committee Charters are available on the Company's website at: *http://corporate.mcdonalds.com/content/corpmcd/investors-relations/board-committees-and-charters.html*. The primary responsibilities of each Committee and current committee membership are summarized on the following pages. Each Committee also has oversight of risk areas as illustrated on page 31.

AUDIT & FINANCE COMMITTEE

MEMBERS

John Mulligan (Chair) (FE)
Lloyd Dean (FE)
Margaret Georgiadis (FE)
Sheila Penrose

Meetings in 2018: 9
Attendance: 100%

(FE) Financial Expert

RELEVANT AREAS OF FOCUS

- Oversee financial reporting, accounting, control and compliance matters
- Appoint and evaluate the independent auditor
- Review with the internal and independent auditors the scope and results of their audits, the adequacy and effectiveness of internal controls and the performance of the internal auditors
- Review material financial disclosures
- Review the Company's capital structure, dividend policy and plans for share repurchases
- Oversee financial risk and evaluate management's process to assess and manage enterprise risk issues
- Preapprove all audit and permitted non-audit services
- Review Sarbanes-Oxley and tax compliance
- Review Disclosure Controls and Procedures

Our Audit & Finance Committee establishes its meeting calendar for the following year during the fourth quarter, and will typically address the following key matters throughout the year:

FIRST QUARTER (Q1)

- Review Form 10-K and discuss results of annual audit
- Review critical accounting policies
- Review Disclosure Controls and Procedures, internal control over financial reporting and management's conclusions about their effectiveness
- Approve Committee-related disclosures for Proxy Statement
- Review independent auditors' services and fees
- Review internal auditors' year-end report and SOX and tax compliance
- Monitor enterprise risk process

SECOND QUARTER (Q2)

- Review Form 10-Q
- Monitor Disclosure Controls and Procedures and management's conclusions about their effectiveness

THIRD QUARTER (Q3)

- Review Form 10-Q
- Monitor Disclosure Controls and Procedures and management's conclusions about their effectiveness
- Review independent audit plan and associated fees for annual audit
- Monitor new or proposed regulatory and accounting initiatives
- Review mid-year update regarding internal auditors' plan
- Discuss capital structure, including dividends and share repurchases

FOURTH QUARTER (Q4)

- Review Form 10-Q
- Monitor Disclosure Controls and Procedures and management's conclusions about their effectiveness
- Review update on independent auditors' services
- Review internal auditors' following year plan
- Annual review of compliance program
- Update on litigation matters
- Review Committee Charter and Committee evaluation

COMPENSATION COMMITTEE

MEMBERS

Jeanne Jackson (Chair)
Lloyd Dean
Richard Lenny
John Rogers, Jr.
Paul Walsh

Meetings in 2018: 6
Attendance: 100%

RELEVANT AREAS OF FOCUS

- Oversee executive compensation and the Company's compensation program and policies
- Review our executive compensation programs to confirm they are being administered in an equitable manner
- Periodically review the Company's programs and practices related to executive workforce diversity
- Review risks related to compensation programs and policies
- For more information, see the Compensation Discussion and Analysis beginning on page 38.

Our Compensation Committee establishes its meeting calendar for the following year during the fourth quarter. While its calendar may vary from year to year, the Committee will typically address the following key matters throughout the year:

FIRST QUARTER

Q1

- Approve annual salaries and prior year performance results and payouts for executives
- Determine current year equity and non-equity incentive plan awards and establish performance targets for executives
- Evaluate potential exclusions from financial results used to determine incentive compensation, as applicable
- Review risks in compensation programs
- Review and approve compensation-related disclosures for Proxy Statement
- Consider shareholder proposals, as applicable

SECOND QUARTER

Q2

- Monitor trends and developments in executive compensation
- Review feedback from shareholders and policies of investors and proxy advisory firms, including say-on-pay proposal
- Review executives' progress against stock ownership requirements
- Evaluate potential exclusions from financial results used to determine incentive compensation, as applicable
- Review prior retention and sign-on equity grants
- Approve compensation peer group

THIRD QUARTER

Q3

The Compensation Committee typically does not meet during the third quarter; however, it will address matters that arise off-cycle (e.g., promotional and new-hire compensation) and will evaluate potential exclusions from financial results used to determine incentive compensation.

FOURTH QUARTER

Q4

- Establish compensation program design, including performance metrics and payout ranges for upcoming year
- Update on compensation risk assessment analysis, including risks associated with plan design and/or payout ranges
- Evaluate potential exclusions from financial results used to determine incentive compensation, as applicable
- Finalize compensation recommendations for executives (and CEO compensation for full Board review)
- Review Committee Charter and Committee evaluation

GOVERNANCE COMMITTEE

MEMBERS

Miles White (Chair)
Robert Eckert
Enrique Hernandez, Jr.
Jeanne Jackson
John Rogers, Jr.

Meetings in 2018: 7
Attendance: 97%

RELEVANT AREAS OF FOCUS

- Advise as to our Board's structure, operations and Committee memberships
- Set criteria for Board membership
- Develop Board succession plans and make recommendations to our Board on succession matters
- Consider and recommend candidates for election, re-election or to fill vacancies
- Evaluate Director and Board performance and assess Board composition and size
- Recommend non-management Directors' compensation
- Review Corporate Governance Principles and oversee governance risks

Our Governance Committee establishes its meeting calendar for the following year during the fourth quarter, and will typically address the following key matters throughout the year:

FIRST QUARTER (Q1)

- Review Corporate Governance Principles
- Discuss Director candidate pipeline/succession planning
- Recommend Director nominees/candidates for election at Annual Shareholders' Meeting
- Determine independence designations for Directors
- Review investor outreach and engagements
- Consider shareholder proposals, as appropriate

SECOND QUARTER (Q2)

- Recommend Committee appointments, election of Chairman and Chairman compensation
- Discuss Director candidate pipeline/succession planning
- Review Directors' compliance with stock ownership policy
- Update on proxy voting projections

THIRD QUARTER (Q3)

- Approve criteria and process for evaluation of Board, Directors and Committees
- Discuss Director candidate pipeline/succession planning
- Review Directors' compensation and Directors' Code of Conduct
- Review Annual Shareholders' Meeting voting results

FOURTH QUARTER (Q4)

- Review Board, Director, and Committee evaluations
- Discuss Director candidate pipeline/succession planning
- Review Director selection process
- Review Committee Charter

PUBLIC POLICY & STRATEGY COMMITTEE

MEMBERS

Robert Eckert (Chair)
Enrique Hernandez, Jr.
John Mulligan
Miles White

Meetings in 2018: 5
Attendance: 100%

RELEVANT AREAS OF FOCUS

- Review and monitor the Company's long-term strategy development and implementation
- Review and monitor the Company's strategies and efforts to identify, evaluate and address trends, issues, regulatory matters and other concerns that could affect the Company's business activities and performance, as well as reputation and image
- Review and monitor government affairs strategies and priorities
- Review and monitor the Company's efforts to address human capital management matters
- Review and monitor tax strategy and the Company's assessment and management of cybersecurity and technology risks
- Review compliance matters, including compliance with the Company's Political Contributions Policy and employees' compliance with the Company's Standards of Business Conduct
- Review risks related to public policy and strategy matters

Our Public Policy & Strategy Committee establishes its meeting calendar for the following year during the fourth quarter, and will typically address the following key matters throughout the year:

FIRST QUARTER

- Update on compliance program, tax strategy and government relations
- Discuss human capital management matters
- Review technology/cybersecurity report
- Review corporate political contributions report
- Consider shareholder proposals, as appropriate

Q1

SECOND QUARTER

- Discuss corporate strategy
- Review compliance program annual report

Q2

Q3

THIRD QUARTER

- Discuss corporate strategy and plans for Board's annual strategy review
- Review technology/cybersecurity report
- Review corporate political contributions report
- Review Annual Shareholders' Meeting voting results on shareholder proposals, as appropriate

Q4

FOURTH QUARTER

- Update on compliance program and tax strategy
- Review Committee Charter and Committee evaluation

SUSTAINABILITY & CORPORATE RESPONSIBILITY COMMITTEE

MEMBERS

Sheila Penrose (Chair)
Margaret Georgiadis
Richard Lenny
Paul Walsh

Meetings in 2018: 4
Attendance: 100%

RELEVANT AREAS OF FOCUS

- Review and monitor the Company's strategies and efforts to address Brand trust through its performance as a sustainable organization
- Review and monitor Scale for Good priorities and other matters important to the Company, including philanthropy and diversity and inclusion
- Review and monitor the development and implementation of performance metrics with respect to the Company's Scale for Good
- Review the Company's global sustainability communication plans and reporting
- Review risks related to sustainability and corporate responsibility matters

Our Sustainability Committee establishes its meeting calendar for the following year during the fourth quarter, and will typically address the following key matters throughout the year:

Q1 — FIRST QUARTER

- Update on global Sustainability priorities
- Discuss brand health and insights
- Consider shareholder proposals, as appropriate

Q2 — SECOND QUARTER

The Committee does not generally meet during the second quarter; however, it will address matters that arise off-cycle.

Q3 — THIRD QUARTER

- Update on global Sustainability priorities
- Update on diversity and inclusion initiatives
- Review Annual Shareholders' Meeting voting results on shareholder proposals, as appropriate

Q4 — FOURTH QUARTER

- Update on global Sustainability priorities
- Review Committee Charter and Committee evaluations

EXECUTIVE COMMITTEE

The Executive Committee may exercise most Board powers during the periods between Board meetings. The Executive Committee members are Stephen Easterbrook (Chair), Robert Eckert, Enrique Hernandez, Jr., Jeanne Jackson, John Mulligan and Miles White. The Executive Committee met once during 2018.

RISK OVERSIGHT

Under the Company's Corporate Governance Principles, the entire Board is responsible for overseeing the Company's enterprise-wide risk management (ERM) framework and the processes that are in place to safeguard the Company's assets and manage risks facing the Company. The ERM framework is designed to identify, assess and prioritize strategic, financial and reputational risks with the potential to have a sustained impact on the Company. Management is responsible for the design and execution of the ERM framework, and our Board actively oversees the framework and risks identified. The Company's internal auditors also support risk identification and risk monitoring within the Company.

The current ERM framework leverages internal risk committees comprised of cross-functional leadership, which meet regularly to evaluate and prioritize risk in the context of the Company's Velocity Growth Plan strategy and cultural transformation, with further escalation to our CEO and Board as appropriate. Our Board exercises oversight of the ERM framework, both as a full Board and through its standing Committees, which are comprised solely of independent Directors. An important element of our Board's oversight involves regular interaction among our Board and senior leadership regarding the Company's risk exposures and mitigation effects as they relate to the Company's business strategy and operations. Our Board also conducts an annual review of strategic and enterprise risks and considers, among other items, the Company's mitigation and overall strategy, competitive landscape, capital structure and succession planning.

Our Board's risk oversight process is further described as follows:

BOARD OF DIRECTORS

Annual Review of Strategic Risks

- Strategy
- Competitive landscape
- Capital structure
- Management succession planning

COMMITTEES

Primary Areas of Risk Oversight

AUDIT & FINANCE

- Financial reporting
- Internal controls
- Enterprise risk process
- Capital structure
- Treasury
- Compliance

GOVERNANCE

- Director selection
- Board succession
- Director compensation

COMPENSATION

- Executive compensation
- Global compensation program and policies, including incentive plans

SUSTAINABILITY & CORPORATE RESPONSIBILITY

- Brand trust
- Sustainability

PUBLIC POLICY & STRATEGY

- Strategy
- Public policy
- Human capital management
- Cybersecurity and technology
- Tax planning

MANAGEMENT

Key Risk Responsibilities

- Design and execute risk management program
- Identify, analyze, mitigate and escalate risks
- Evaluate and prioritize risks into tiers, further escalating to our CEO and Board as appropriate
- Ongoing engagement with Committee Chairs on respective areas of primary risk oversight

As shown in the graphic, each of the Audit & Finance, Compensation, Governance, Public Policy & Strategy and Sustainability & Corporate Responsibility Committees are responsible for overseeing risks within their respective areas of accountability. These Committees then report to the full Board any risks that the Committees conclude may be reasonably likely to be significant to the Company and regularly update the full Board on their particular risk oversight activities. Our Board also may consider emerging or evolving risks as they arise and assign them to a Committee for continuing oversight.

More information about specific risks facing the Company are set forth under the heading "Risk Factors and Cautionary Statement Regarding Forward-Looking Statements" in the Company's 2018 Annual Report on Form 10-K.

STRATEGY OVERSIGHT

Our Board believes that a fundamental understanding of the Company's business, strategy and industry assists it in the effective discharge of its duties. As part of its oversight role, our Board reviews the Company's performance, including progress on the Velocity Growth Plan and related business accelerators. Additionally, our Board holds an annual strategy session with the Company's senior leadership team and other members of management who present our Board with important information about the Company's strategic priorities.

In 2018, Directors gathered at the Company's new headquarters in Chicago for the annual strategy session. During that session, management presented an update on the Velocity Growth Plan and the U.S. business, as well as other deep dive topics, including the use of technology to enhance the customer experience and improve restaurant efficiencies, franchising, global markets and our long-term outlook. Additionally, our Board visited the Company's strategy and innovation center in early 2019, where they observed the Company's focus on running great restaurants and restaurant innovation. Our Board may also conduct periodic market visits, and our Board most recently visited the United Kingdom market in connection with the 2017 strategy session.

Directors are also invited to attend the Company's biennial Worldwide Convention, where they, along with other constituencies of the McDonald's system, may learn more about themes impacting the Company's business. At the 2018 Worldwide Convention, these themes included running great restaurants, being customer obsessed and demonstrating global brand leadership.

In connection with our 2019 Annual Shareholders' Meeting, our Board will travel to Dallas, Texas, which is home to one of the Company's U.S. field offices. This will further connect our Board to an important part of our U.S. market and will provide our Directors with an opportunity to interact with local management.

Our Board's engagement in the Company's business and exposure to issues important to the Company's strategy provides our Board with useful information that enhances its performance, particularly in today's ever-changing business environment. These experiences help inform and shape their perspectives and enable them to oversee more effectively the Company's strategy.

MANAGEMENT SUCCESSION PLANNING

Our Board regularly reviews short- and long-term succession plans for our CEO and other senior management positions. This process is designed to anticipate both expected successions, such as those arising from anticipated retirements, as well as unexpected transitions, such as those occurring when executives leave for positions at other companies, or due to death, disability or other unforeseen events.

In 2018, our Board oversaw the retirement of Doug Goare, our former President, International Lead Markets, after 40 years of service to the Company. In addition, as part of the continued evolution of the Company's business model, the Company announced changes to its global business structure in September 2018. These changes are designed to continue the Company's efforts toward efficiently driving growth through the Velocity Growth Plan. Effective January 1, 2019, executives lead our global business segments as follows:

- Chris Kempczinski – U.S., the Company's largest market;
- Joseph Erlinger – International Operated Markets; and
- Ian Borden – International Developmental Licensed Markets.

In assessing possible CEO candidates, the independent Directors identify the skills, experience and attributes they believe are required to be an effective leader in light of the Company's global business strategies, opportunities and challenges. Our Board regularly interacts with members of management who are possible candidates to succeed our CEO and other members of senior leadership. Our Board employs a similar approach with respect to evaluating possible candidates for other senior management positions.

SHAREHOLDER ENGAGEMENT

Our Board and management team have developed a robust shareholder engagement program. Throughout the year, we engage with a significant and diverse portion of shareholders on topics of importance to both the Company and shareholders. In addition to discussing our business results and initiatives, strategy and capital structure, we engage on other matters, such as governance practices, including Board composition, tenure and refreshment; executive compensation; and environmental, social, and other sustainability topics such as packaging and recycling and climate change as it relates to the Company's business.

In 2018, we reached out to a broad group of shareholders, including actively managed funds, index funds, union and public pension funds and socially responsible investment funds, based in and outside of the U.S. This group represented approximately 50% of our outstanding shares. Shareholder feedback, including through direct discussions and prior shareholder votes, as well as engagement with proxy and other investor advisory firms that represent the interests of a wide array of shareholders, is reported to our Governance Committee periodically throughout the year. We also review our practices against guidelines published by shareholders and proxy advisory firms, among others. As appropriate, our Governance Committee may delegate specific issues to relevant Committees for further consideration.

The following graphics illustrate elements of our ongoing shareholder outreach and engagement, as well as certain items that take place more specifically before, during and after our Annual Shareholders' Meeting:

ONGOING SHAREHOLDER ENGAGEMENT – FOCUS AREAS

- Business Strategy and Performance
- Capital Structure
- Executive Compensation
- Board Governance, Composition and Refreshment
- Oversight of Risk and Strategy
- Environmental, Social and Other Sustainability Matters

BEFORE ANNUAL SHAREHOLDERS' MEETING

- Discuss shareholder proposals with proponents, on case-by-case basis
- Publish Annual Report and Proxy Statement, highlighting recent Board and Company activities
- Engage shareholders and seek feedback on matters presented for their consideration

ANNUAL SHAREHOLDERS' MEETING

- Engage directly with shareholders and other stakeholders
- Receive voting results for management and shareholder proposals

AFTER ANNUAL SHAREHOLDERS' MEETING

- Discuss voting results from Annual Shareholders' Meeting in light of existing governance and compensation practices, as well as feedback received from shareholders, and determine if any follow-up actions are appropriate
- Review corporate governance trends, recent regulatory developments and the Company's own corporate governance documents, policies and procedures to determine if any enhancements should be considered
- Determine topics for discussion during off-season shareholder engagement

OFF-SEASON ENGAGEMENT AND EVALUATION OF PRACTICES

- Engage with shareholders and other stakeholders regarding our Board, governance and executive compensation practices to better understand investors' viewpoints and inform boardroom discussions
- Attend and participate in investor and governance-related events to learn about emerging trends or issues and further engage shareholders
- Evaluate potential changes to Board, governance or executive compensation practices in light of shareholder feedback and review of practices

RESPONSIBLE LEADERSHIP

The Company's sustainability vision and initiatives are embodied in our Scale for Good platform, which establishes our commitment to global priorities that are aligned with our strategic objectives and designed to drive meaningful change in partnership with our franchisees and suppliers. Our Scale for Good priorities include beef sustainability, packaging and recycling, commitment to families, climate action and youth opportunity. Beyond these priorities, the Company continues to drive progress on our goals and commitments across key social and environmental topics such as diversity and inclusion, animal health and welfare, responsible sourcing and supporting farmers.

As one of the world's largest restaurant companies, we have the responsibility and opportunity to take action on some of the most pressing challenges in the world today and we embrace this opportunity to drive meaningful progress. We believe that delicious food can also be sustainable so we are using our Scale for Good to make this vision a reality. These initiatives are most impactful when they go beyond the direct reach of the Company to influence action both within our business network and beyond.

2018 Scale for Good Highlights include:

BEEF SUSTAINABILITY

Our 2020 vision, reflected by our goals, is to lead a global movement for beef sustainability designed to accelerate industry progress, share knowledge and tools, promote flagship farmers, pioneer new practices and conserve forests in regions with identified deforestation risks where beef is produced. Our recent announcement of our beef antibiotics policy is one example of how we continue to work with suppliers and producers to demonstrate beef sustainability leadership.

PACKAGING AND RECYCLING

We expanded our global goals for sustainable guest packaging and increasing restaurant recycling.

By 2025, our goal is that 100% of our guest packaging will come from renewable, recycled or certified sources.

By 2025, our goal is to recycle guest packaging in 100% of McDonald's restaurants. We understand that recycling infrastructure, regulations and consumer behaviors vary from city to city and country to country, but we plan to be part of the solution and help influence powerful change.

COMMITMENT TO FAMILIES

We established global Happy Meal goals designed to offer more balanced meals, simplify ingredients, and provide a variety of offerings from recommended food groups. We are also helping to inspire a passion for reading through the distribution of books in our Happy Meal Readers Book Program, and through continuing our long-standing support to the Ronald McDonald House Charities.

CLIMATE ACTION

We became the first global restaurant company to address climate change by setting a 2030 target approved by the Science Based Targets initiative (SBTi). The Company's target involves collaboration with franchisees and suppliers to reduce greenhouse gas emissions from McDonald's restaurants, offices and supply chain.

We participated in the Global Climate Action Summit (GCAS) in San Francisco, one of the largest climate conferences in 2018, which helped to raise awareness and drive cross-sector action on climate change.

Also, the Company's new global headquarters in Chicago achieved LEED Platinum certification, which is the highest level of LEED for its building category and includes close proximity to public transportation, electric vehicle charging stations, green roofing systems, indoor bike storage, a sustainable cooling tower chemical management program and high-efficiency base building filtration.

YOUTH OPPORTUNITY

We launched a new initiative called Youth Opportunity, with a global goal to reduce barriers to employment for young people by 2025, through pre-employment job readiness training, employment opportunities and workplace development programs. As part of this goal, McDonald's also joined the Global Initiative on Decent Jobs for Youth, a United Nations-led, multi-stakeholder initiative, to help accelerate efforts to tackle the youth employment challenge.

For more information and progress highlights on the Scale for Good platform, see the Company's website at: *http://corporate.mcdonalds.com/content/corpmcd/scale-for-good/using-our-scale-for-good.html*.

BOARD´S RESPONSE TO SHAREHOLDER PROPOSALS

Following the Annual Shareholders' Meeting, our Governance Committee considers the voting outcomes for management and shareholder proposals. In addition, our Governance Committee and other Board Committees, as appropriate, consider proposed courses of action in light of the voting outcomes of shareholder proposals under their oversight.

At the 2018 Annual Shareholders' Meeting, an advisory shareholder proposal requesting the ability for shareholders to act by written consent received support of approximately 42% of shares voted. Our Governance Committee continues to believe that in light of the Company's ongoing commitment to shareholder engagement and sound governance practices, including the fact that the Company's current By-Laws provide shareholders a meaningful right to call special meetings, it is unnecessary to take steps to implement this proposal. Additionally, each time proposals on this topic have been presented to shareholders for a vote, the proposals received less than majority support, indicating that the holders of a majority of shares who voted on the proposals continue to support the Company's current governance practices.

CORPORATE GOVERNANCE PRINCIPLES

Our Governance Committee regularly reviews the Company's Corporate Governance Principles and other governing documents and policies to confirm their appropriateness in light of the Company's current and expected long-term circumstances, as well as evolving best practices. The Company's Corporate Governance Principles are available on our website at: *http://corporate.mcdonalds.com/content/corpmcd/investors-relations/governance-principle-policies-and-guidelines.html*.

CODE OF CONDUCT

Non-employee Directors must abide by the Company's Code of Conduct for the Board of Directors. Each year, our Directors confirm that they have read, and will comply with, the Code of Conduct for the Board of Directors. The Company's employees, including executive officers, are subject to the Company's Standards of Business Conduct. These codes are available on our website at: *http://corporate.mcdonalds.com/content/corpmcd/investors-relations/codes-of-conduct.html*.

DIRECTOR COMPENSATION

Only non-management Directors are paid for their service on our Board. Directors who are Company employees do not receive any compensation for their service as a Director. In 2018, the independent compensation consulting firm Frederic W. Cook & Co., Inc. (FW Cook) performed a comprehensive review of non-management director compensation, including a comparison of director compensation at McDonald's peer companies. Based on this review, our Governance Committee recommended, and our Board approved, maintaining the existing Director compensation program as follows: (i) an annual cash retainer of $110,000; (ii) common stock equivalent units with a $175,000 value granted annually under the Directors' Deferred Compensation Plan (Directors' Plan); (iii) an annual cash retainer fee of $30,000 for our Audit & Finance Committee Chair; and (iv) an annual cash retainer fee of $25,000 for each Director serving as Chair of the Compensation, Governance, Public Policy & Strategy or Sustainability & Corporate Responsibility Committees.

In addition, our Board considers and may in its discretion grant additional compensation to the non-executive Chairman. Upon the recommendation of our Governance Committee, the disinterested members of our Board awarded Mr. Hernandez an annual cash retainer fee of $250,000 and a restricted stock unit award with a deemed grant value of $250,000 in 2018 for his service as Chairman, which was consistent with the amounts awarded to Mr. Hernandez in 2017.

The Company also reimburses non-management Directors for expenses incurred in attending Board, Committee, shareholder and other McDonald's business meetings, as well as expenses for Director continuing education. The Company further matches up to $10,000 of charitable contributions made annually by Directors to certain types of tax-exempt organizations.

The following table summarizes the compensation received by each non-management Director serving in 2018:

Name	Fees earned or paid in cash ($)[1]	Stock awards ($)[1][2]	All other compensation ($)[3]	Total ($)
Lloyd Dean	110,000	175,000	1,051	286,051
Robert Eckert	135,000	175,000	11,051	321,051
Margaret Georgiadis	110,000	175,000	1,051	286,051
Enrique Hernandez, Jr.	360,000	406,231	11,051	777,282
Jeanne Jackson	135,000	175,000	11,051	321,051
Richard Lenny	110,000	175,000	11,051	296,051
John Mulligan	140,000	175,000	11,051	326,051
Sheila Penrose	135,000	175,000	11,051	321,051
John Rogers, Jr.	110,000	175,000	1,051	286,051
Miles White	135,000	175,000	1,051	311,051

(1) Non-management Directors may defer all or a portion of their cash retainer(s) in the form of additional common stock equivalent units under the Directors' Plan. Such deferrals, as well as the annual grant of common stock equivalent units described in footnote 2 below, are credited to an account that is periodically adjusted to reflect the gains, losses and dividends associated with a notional investment in our common stock. Common stock equivalent units so credited are based on a per-share price equal to the closing price of our common stock on the date the units are credited. Amounts credited are deferred until retirement from the Board or a date specified by the Director. A Director may elect that all or a portion of the credited amount be paid in cash in a lump sum or equal annual installments over a period of up to 15 years beginning after retirement from the Board. In the event of death, amounts are paid in a lump sum. For Mr. Hernandez, the amount in this column also reflects additional compensation of $250,000 for his service as Chairman.

Common stock equivalent units are deferred until retirement from the Board. A Director may specify that deferred amounts from each year's award be paid in cash in a lump sum or equal annual installments over a period of up to 15 years beginning after retirement from the Board. In the event of death, amounts are paid in a lump sum. Amounts in this column represent the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (ASC 718) of common stock equivalent units granted under the Directors' Plan on December 31, 2018, to each non-management Director who served on the Board during 2018. In connection with his service as Chairman, Mr. Hernandez also received a grant of 1,540 restricted stock units in May 2018 with an aggregate grant date fair value of $231,231 computed in accordance with ASC 718. These restricted stock units vest on the later of one year from the date of grant or Mr. Hernandez's departure from the Board, and shall be payable in either shares of the Company's stock or cash, at the Company's discretion.

(2) Outstanding stock awards held by non-management Directors are set forth below. Stock awards include common stock equivalent units under the Directors' Plan and, in the case of Mr. Hernandez, both common stock equivalent units and restricted stock units as described in footnote 2. Amounts are as of December 31, 2018.

Name	Outstanding stock awards
Lloyd Dean	5,721
Robert Eckert	56,838
Margaret Georgiadis	4,489
Enrique Hernandez, Jr.	79,853
Jeanne Jackson	70,652
Richard Lenny	32,895
John Mulligan	3,831
Sheila Penrose	25,308
John Rogers, Jr.	53,163
Miles White	14,969

(3) Represents the Company's matching gifts of charitable contributions to tax-exempt organizations for participating Directors that were received in 2018, and a McDonald's gift card and McDonald's merchandise received in connection with McDelivery.

Executive Compensation

PROPOSAL 2
Advisory Vote to Approve Executive Compensation

VOTING RECOMMENDATION
The Board recommends that you vote **FOR** this proposal.

The Company is asking its shareholders to approve, on an advisory basis and as required pursuant to Section 14A of the Securities Exchange Act of 1934, the compensation awarded to the named executive officers for 2018, as described in the Executive Compensation section, beginning on page 38, which includes the Compensation Discussion and Analysis (CD&A) and the compensation tables and related narrative discussion.

As fully described in the CD&A, the Company's executive compensation program is designed to support our business initiatives, align the interest of our executives with those of shareholders, and strongly link pay and performance. The Company believes its compensation program appropriately incentivizes executives through a mix of short- and long-term plans that reflect measurable, rigorous performance goals closely aligned with Company strategy.

In 2018, as discussed on page 38, the Company's Velocity Growth Plan generated strong global growth by elevating the customer experience, which ultimately increased shareholder value. This performance was on top of strong prior-year results, producing a near-target payout under the Company's annual bonus plan and above-target payouts under its long-term (three-year) plan. The Company believes these pay outcomes support our pay for performance compensation philosophy as well as the alignment between executive pay and shareholder value.

The Board believes that the Company's executive compensation program appropriately incentivizes strong operational and financial performance in both the current year and over the long-term, thereby aligning the interests of executives with the interests of shareholders.

Consistent with the Company's past practice, we currently hold our Say on Pay vote annually and the next Say on Pay vote is expected to occur at our 2020 annual meeting of shareholders.

COMPENSATION COMMITTEE REPORT

The Compensation Committee (the Committee) of the Board of Directors has reviewed and discussed the Company's Compensation Discussion and Analysis with McDonald's management. Based on this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

Respectfully submitted,

The Compensation Committee

Jeanne Jackson, Chair
Lloyd Dean
Richard Lenny
John Rogers, Jr.
Paul Walsh

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Discussion and Analysis describes the Company's executive compensation program and provides insights into the Committee's process and rationale for reviewing and implementing the compensation program. To enable easier navigation of the information provided below, we have organized the disclosure into the following sections:

OUR 2018 YEAR IN REVIEW

In 2018, the Company continued to execute the Velocity Growth Plan, its comprehensive, customer-centric growth strategy that establishes sustainable growth platforms grounded in critical insights around key customer segments. The Velocity Growth Plan is designed to enable the Company to execute initiatives with greater speed, efficiency and impact and continues to resonate with our customers.

On a global basis, we drove strong growth in 2018 through a focus on elevating the customer experience by enhancing digital capabilities, expanding availability of delivery and deploying Experience of the Future (EOTF) in restaurants, led by our international markets. The U.S. business grew sales and operating income (excluding strategic charges) as it continued to aggressively implement significant initiatives designed to transform our restaurants and organization, including its national value platform, EOTF elements and growing its delivery business. While our U.S. business faced short-term pressures amidst executing these multiple initiatives, the Company remains committed to running great restaurants and confident in the Velocity Growth Plan, which will make a difference for our customers and drive long-term sustainable growth.

As the Company completed its transition from turnaround to growth, the Committee undertook a holistic review of our incentive compensation programs (executive and broad-based) in order to ensure that our programs continue to reflect our compensation guiding principles and align with the Company's culture and desired behaviors. The Committee's independent advisor, Frederic W. Cook & Co., Inc. (FW Cook), participated in this review, including by providing market insights. This review, as well as our historically strong shareholder support, confirmed that our compensation program remains appropriately aligned with our guiding principles and supports the key elements of the Velocity Growth Plan. As a result of this review, we plan to make minor adjustments in 2019 to enhance our compensation programs, as more fully described below on page 46.

SUSTAINED FINANCIAL PERFORMANCE*

4.5% increase in **GLOBAL COMPARABLE SALES**, reflecting positive comparable sales across all segments in 2018

63% Cumulative 3-Year **TOTAL SHAREHOLDER RETURN** ending December 31, 2018*

18% 2018 **EPS GROWTH**

2 YEARS of consecutive **GUEST COUNT GROWTH**

$8.8B 2018 **OPERATING INCOME**

$8.5B RETURNED TO SHAREHOLDERS through share repurchases and dividends in 2018

* The 3-Year Total Shareholder Return percentage is as reported on Bloomberg.com as of December 31, 2018.

EXECUTIVE SUMMARY

Our 2018 direct compensation package included base salary, a short-term cash incentive (STIP), performance-based restricted stock units (RSUs) and stock options.

COMPENSATION GUIDING PRINCIPLES

The Company maintains the following guiding principles: (i) pay for performance, (ii) drive business results with a focus on creating long-term shareholder value, and (iii) pay competitively. These principles guide the design and implementation of our compensation programs, in support of our Velocity Growth Plan, as follows:

FIRST PRINCIPLE: PAY FOR PERFORMANCE

We remain committed to a pay for performance culture that stresses closely linking compensation with performance, as evidenced by the pie chart below.


Salary
9%
STIP
16%
RSUs
38%
Options
37%
CEO
91%
91% of CEO Target
Total Direct Compensation
Opportunity is performance-based*

* The above chart uses ASC 718 values for equity awards granted in 2018.

For the NEOs other than the CEO, approximately 72% of the target total direct compensation opportunity for 2018 was allocated to variable compensation that is dependent upon Company performance.

Payouts to our executives vary based on performance against challenging targets. Our incentive plans are predominantly based on diverse strategic financial metrics that are aligned with our key measures of long-term sustainable growth.

KEY FINANCIAL METRICS*

Operating income growth	Earnings per share (EPS) growth
Return on Incremental Invested Capital (ROIIC)	Total Shareholder Return (TSR)

* Operating income growth was used in our STIP while the other metrics were used in the performance-based RSUs granted in 2018.

SECOND PRINCIPLE: DRIVE BUSINESS RESULTS AND LONG-TERM VALUE CREATION

While we believe it is important to reward success against short-term goals, our overall focus is on driving long-term shareholder value. The Committee regularly considers how the Company's compensation program drives our business strategy. In 2018, the Committee conducted a strategic review of all executive and global incentive programs to ensure the programs, and their respective elements, support the Company's strategy. This review confirmed that our compensation program is straightforward and holistic and incorporates multiple aspects of business performance. Further, to incentivize long-term value creation, we deliver about 75% of our CEO's direct compensation opportunity in the form of equity awards that vest over multiple years.

THIRD PRINCIPLE: PAY COMPETITIVELY

Attracting, engaging and motivating talented executives who will drive our Velocity Growth Plan is critical to our success and our compensation opportunities are designed to support this objective. As discussed in more detail below, in 2018, the Committee refreshed the peer group of companies with which the Company competes for talent and whose compensation practices the Committee monitors to better reflect our current competitors. Finally, the Committee considers internal pay equity, as described below, when making executive compensation decisions.

SHAREHOLDER ENGAGEMENT AND STRONG SUPPORT OF SAY ON PAY

Throughout the year, management engages in dialogue with a significant portion of our shareholder base on a variety of matters important to both the Company and its investors, including our executive compensation program (for more details see page 33). The Committee considers feedback received through direct discussions with investors as well as previous "Say on Pay" results and the voting results of any shareholder proposals related to our executive compensation program. Our compensation program continues to receive very strong shareholder support, receiving at least 93% support in each of the last five years (including 93% in 2018).

NAMED EXECUTIVE OFFICERS (NEOs)

NEOs refer to the following executive officers whose compensation is described in this Proxy Statement, pursuant to requirements of the Securities and Exchange Commission.

Stephen Easterbrook	President and Chief Executive Officer (CEO)
Kevin Ozan	Executive Vice President and Chief Financial Officer (CFO)
Douglas Goare*	*Former* President, International Lead Markets and Global Chief Restaurant Officer
Christopher Kempczinski	President, McDonald's USA
Joseph Erlinger**	President, High Growth Markets

* Retired, effective December 31, 2018.

** Effective January 1, 2019, Mr. Erlinger's title changed to President, International Operated Markets in connection with the Company's change in its global business segments.

INCENTIVE AWARDS – 2018 PAYOUTS

The Committee established aggressive 2018 STIP targets, based in part on strong prior-year results. Despite strong performance in our international markets, our Corporate STIP payout was at target due to below target results in the U.S. However, the Company's robust multi-year performance (2016 - 2018) resulted in payouts significantly above target for the performance-based RSUs that vested in early 2019.

Incentive Award Element	Payout (% of target)
2018 STIP (Corporate)*	101.1
2016 - 2018 Performance-based RSUs**	173.3

* Operating income was the primary metric

** Net income and ROIIC were the primary metrics

COMPENSATION SETTING PROCESS

The Committee meets regularly during the year (six times in 2018). Meeting agendas are determined by the Committee Chair with the assistance of our Chief People Officer. Members of management, including the Chief People Officer, also attend Committee meetings, as well as representatives from FW Cook, and if needed, external professional advisors.

At least annually, the Committee reviews our overall executive compensation program to ensure that it remains aligned with current business objectives and evolving best practices. The graphic on page 27 highlights the Committee's annual review process. In 2018, to supplement its usual process, the Committee completed a holistic review of all incentive compensation plans – both executive and broad-based programs globally – to ensure that the programs remain aligned with our guiding principles and the Company's culture and desired behaviors.

FW Cook reviews and provides input on overall compensation design and management's recommendations with respect to each of the NEOs at least annually. The Committee considers peer data and other similar information obtained from various sources, including Willis Towers Watson & Co., Aon and Meridian Compensation Partners, LLC. While management provides the Committee with its perspectives on compensation matters, no member of management is involved in decisions regarding his or her own compensation.

The Committee Chair regularly reports to the Board following Committee meetings. In addition, the Chair, along with the Chairman of the Board, lead the independent Directors in the evaluation of the CEO's performance. Based upon the results of this performance evaluation, and informed by input from FW Cook and the Chief People Officer, the Committee reviews and approves CEO compensation.

ESTABLISHING PERFORMANCE-BASED COMPENSATION

COMPENSATION METRICS

Our 2018 compensation program was comprised of both short- and long-term incentive awards, based on objective performance metrics (both absolute and relative), as well as our stock price performance, as reflected in the chart below.

2018 primary performance measures*	STIP	Stock options	Performance-based RSUs
Operating income growth	✓		
EPS growth			✓
ROIIC			✓
Share price		✓	✓

* For 2019 STIP, comparable guest count growth will be added as an additional primary metric, as more fully described below on page 46.

For 2018 Performance-based RSU awards, the Company transitioned from using a net income metric to EPS growth. The Committee believes that EPS is a more suitable metric in light of the Company's current growth strategy. The Committee considers the effects of share repurchase on EPS results for purposes of incentive compensation payouts through its thoughtful target setting process as well as excluding the impact of repurchases exceeding the Company's annual plan.

COMPENSATION TARGETS

The Committee takes a holistic approach to establishing performance targets under the Company's incentive compensation program. The Committee recognizes the importance of achieving an appropriate balance between rewarding executives for strong performance over both the short- and long-term, and establishing realistic but rigorous targets. The Committee focuses on the need to motivate and retain executives, without encouraging excessive risk taking. In setting these objective performance targets, the Committee considers the Company's financial objectives, including the Company's long-term, average annual financial targets, and the economic, industry and competitive environments.

EXCLUSIONS FROM REPORTED FINANCIAL RESULTS

In order to focus our executives on the fundamentals of the Company's underlying business performance, certain items that are not indicative of ongoing performance may be excluded from the financial results used to determine incentive-based compensation, both in establishing the applicable targets and for purposes of evaluating performance. The Committee considers potential exclusions pursuant to pre-established guidelines, including materiality, to provide clarity and consistency on how it views the business when evaluating performance. Charges/credits that may be excluded include the following categories: "strategic" (e.g., restructurings, acquisitions and divestitures, such as developmental licensee transactions); "regulatory" (e.g., changes in tax or accounting rules); and "external" (e.g., extraordinary, non-recurring events, such as natural disasters).

For 2018, the Committee reviewed the impact of strategic actions taken in connection with the Company's Velocity Growth Plan (for example, asset impairments and strategic restructuring charges) on performance-based compensation. To determine 2018 performance targets, our targeted operating income growth rate excluded gains from our 2017 sale of the China and Hong Kong markets, to reflect the fact that these were one-time gains that would not be repeated in 2018.

Further, consistent with the guidelines noted above, the Committee determined that it was appropriate to exclude certain amounts for purposes of calculating payouts under 2018 STIP and 2016 performance-based RSU awards. For 2018, the Committee approved exclusions, including charges related to asset impairment as well as the U.S. strategic restructuring initiative. As provided in more detail on page 44, the exclusions to operating income increased payouts for the 2018 STIP. In addition to items excluded from operating income, for performance-based RSUs, the Committee excluded a net tax benefit resulting from the 2017 Tax Cuts and Jobs Act.

Payouts under our compensation plans also exclude the effects of foreign currency translation (either positive or negative) since we believe that changes in foreign exchange rates can cause our reported results to appear more or less favorable than business fundamentals indicate.

PEER COMPANIES

Consistent with our goal of providing competitive compensation to incentivize and retain executive talent, we review total direct compensation compared to levels at peer companies that we believe are reflective of our business. When we set executive compensation targets, we use the market median for each compensation element as a reference point; however, we do not specifically target any element of compensation at the market median.

Annually, based on input from FW Cook, the Committee selects a peer group comprised of companies with which we compete for talent, including our direct competitors, major retailers, producers of consumer branded goods and companies with a significant global presence. Although we strive for year over year continuity for our peer group, in 2018, the Committee, with the assistance of FW Cook, updated the peer group that will apply for establishing 2019 compensation based on objective criteria to ensure a representative peer group. In identifying the Company's peer group, the Committee considered the Company's industry classification (under the S&P's Global Industry Classification Standard), the revenues and market capitalization of potential peer companies as well as peers of peers, among other criteria. As of July 2018, our peer group (listed below) reflects the addition of (1) Marriott Intl., (2) Kimberly-Clark, and (3) Carnival, and the removal of (1) Dunkin' Brands, (2) Home Depot, (3) Restaurant Brands Intl., (4) Walt Disney, and (5) Wendy's.

3M Company	Kellogg Company	The Proctor and Gamble Co.
Best Buy Co., Inc.	Kimberly Clark	Starbucks Corporation
Carnival Corporation	The Kraft Heinz Company	Target Corporation
The Coca-Cola Company	Lowe's Companies, Inc.	Walgreens-Boots Alliance, Inc.
Colgate-Palmolive	Marriott International	Walmart Inc.
FedEx Corporation	Mondeléz International, Inc.	Yum! Brands Inc.
General Mills, Inc.	NIKE, Inc.	
Johnson & Johnson	PepsiCo	

The following table compares McDonald's size and performance to that of our peer group.

McDONALD´S VS. PEER GROUP

	McDonald's	Percentile	Rank
Revenues (most recent fiscal year)*	$21,025	32%	16 of 23
Market Capitalization (12/31/18)*	$136,891	77%	6 of 23
Systemwide sales (most recent fiscal year)*	$96,147	91%	3 of 23
1-year TSR (12/31/18)	5.78%	82%	5 of 23
Cumulative 3-year TSR (12/31/18)	62.93%	82%	5 of 23
Cumulative 5-year TSR (12/31/18)	112.26%	95%	2 of 23

* Dollars in millions. Financial data as reported on Bloomberg.com and as of December 31, 2018 unless otherwise indicated.

INTERNAL EXECUTIVE PAY EQUITY

Compensation opportunities reflect our executive officers' positions, responsibilities and tenure in a given position and are generally similar for executives who have comparable levels of responsibility (although actual compensation delivered may differ depending on relative performance). Although our executive pay decisions are based on individual performance and other criteria, we consider the potential impact of internal pay equity on Company culture, morale, incentive, management alignment and succession planning. In addition, as circumstances warrant, we grant awards to executives outside of our core compensation structure in connection with their hiring, promotion or retention. These awards permit us to meet specific business objectives with minimum impact to long-term pay equity.

PRIMARY ELEMENTS OF TOTAL DIRECT COMPENSATION

ANNUAL COMPENSATION

BASE SALARY

In setting annual salary levels, we take into account competitive considerations, change in responsibilities, individual performance, tenure in position, internal pay equity and the effect on our general and administrative expenses. In 2018, the Committee approved increases to the base salary of each of our NEOs to better align their compensation relative to comparable roles within our peer group, which are reflected in the Summary Compensation Table on page 50, including a mid-cycle base salary increase of $70,000 effective August 2018 for Mr. Erlinger, whose compensation is being reported in the Summary Compensation Table for the first time.

SHORT-TERM CASH INCENTIVE (STIP)

Our STIP rewards growth in annual operating income, which measures the success of the most important elements of our business strategy. Operating income growth requires the Company to balance increases in revenue with financial discipline to produce strong margins and a high level of cash flow. If there is no growth in operating income, there is no STIP payout. STIP payouts are capped at 200% of target.

If sufficient operating income growth is achieved, STIP payouts take into account pre-established "modifiers" reflecting other measures of Corporate and/or segment performance that are important drivers of the Velocity Growth Plan. To drive further accountability for and focus on the Company's strategic objectives, the following 2018 STIP modifiers were closely aligned with our growth accelerators:

Modifier	Description
Comparable Guest Count Growth	■ Incentivizes growth in guest counts, which is an indicator of the health of our business ■ Potential impact of up to plus or minus 25 percentage points
Delivery Sales Initiative	■ Incentivizes the transition of our delivery initiative from restaurant deployment to sales growth ■ Potential impact of up to plus or minus 12.5 percentage points
Digital Adoption	■ Incentivizes accelerated adoption of digital customer engagement by driving additional digital guest counts ■ Potential impact of 0 to plus 12.5 percentage points

The following graphic illustrates the Corporate STIP payout calculation for 2018:


Corporate/segment team factor based on
Operating income growth
+
Modifier impact
+ or –

The chart below provides operating income growth necessary to achieve threshold, target and maximum payouts under 2018 STIP for Corporate (prior to adjustment based on the modifiers discussed above):

2018	Threshold	Target	Maximum
Consolidated annual operating income growth*	0%	6.2%	12.5%

* Payout percentage interpolated for results that fall between each of the performance levels specifically identified. Target was adjusted for exclusions as discussed below.

The following table shows the operating income targets and results under 2018 STIP:

(Dollars in millions)	Target 2018 operating income ($)	Target 2018 operating income growth over 2017 (%)	2018 adjusted operating income* ($)	2018 adjusted operating income growth over 2017 (%)
Corporate	8,957	6.2	8,984	6.5
U.S.	4,189	4.1	4,101	1.9
International Lead Markets (ILM)	3,370	7.7	3,420	9.3
High Growth Markets (HGM)	1,072	5.2	1,114	9.2
Foundational Markets	1,206	9.4	1,254	13.7

* Adjusted for the exclusions discussed on page 42, which increased operating income for purposes of calculating incentive awards (including 2018 STIP and 2016 - 2018 performance-based RSUs) as follows: Corporate $218 million; U.S. $85 million; High Growth Markets $124 million; and Foundational Markets $19 million.

The 2018 STIP target awards and payouts for the NEOs are shown in the table below. Please see the notes to the Grants of Plan-Based Awards table on page 53 for more information regarding the team factors applicable to each NEO as well as the impact of the modifiers on these payouts.

Named executive officer	Applicable team factor	Target STIP payment as percentage of salary (%)	2018 target STIP payout ($)	2018 STIP payout ($)	STIP payment as percentage of target (%)
Stephen Easterbrook	Corporate	180	2,430,000	2,456,730	101.1
Kevin Ozan	Corporate	100	800,000	808,800	101.1
Douglas Goare	ILM (75%) Corporate (25%)	90	658,800	866,652	131.6
Christopher Kempczinski	U.S. (75%) Corporate (25%)	90	661,500	336,869	50.9
Joseph Erlinger	HGM (75%) Corporate (25%)	80	512,000	794,880	155.3

LONG-TERM INCENTIVE COMPENSATION

Components of 2018 Long-Term Incentive Compensation

Performance-based RSUs | Stock Options

Each component generally weighted equally

PERFORMANCE-BASED RESTRICTED STOCK UNITS

RSUs provide the right to receive a share of McDonald's stock, subject to certain vesting requirements. RSUs granted to the NEOs typically are subject to both performance- and service-based vesting requirements, and include dividend equivalent rights (beginning in 2018).

Performance-based RSUs granted in 2018 as part of the annual cycle will vest on the third anniversary of the grant date, subject to the Company's achievement of two key financial metrics, EPS growth and ROIIC. Performance-based RSUs are also subject to a modifier based on relative TSR over the 2018 - 2020 performance period. For 2018, the Committee replaced the net income metric with EPS as discussed in more detail above on page 41. This change also provided further diversification of metrics between our short-term and long-term plans. This balanced set of metrics encourages an increase in profitability and an efficient and effective use of capital, which will enhance shareholder value. These awards also align the interests of our NEOs with those of our shareholders by delivering payouts in the form of Company stock.

Payout of the Performance-based RSUs is limited to 200% of the target award (calculated as a cap of 175% of target based on the two performance metrics, subject to a modifier of up to an additional 25% based on the Company's cumulative TSR vs. the S&P 500 Index over the performance period). The following graphic details the RSUs vesting calculation.

2018-2020	Threshold	Target	Maximum
Compound annual EPS growth	5%	12%	16%
3-year ROIIC	15%	25%	25%

Cumulative TSR v. S&P 500 Index Modifier	
0 - 19%-ile	-25%
20 - 39%-ile	-12.5%
40 - 59%-ile	0%
60 - 79%-ile	+12.5%
80 - 100%-ile	+25%

In 2016, the Committee granted Performance-based RSUs to our executives, which were subject to compound annual net income growth, three-year ROIIC and relative TSR over the 2016 to 2018 performance period. As both the Company's net income growth and ROIIC exceeded targets (adjusted for the exclusions discussed on page 42) and the Company's TSR was at the 77th percentile compared to the S&P 500 Index, the Performance-based RSUs vested at 173.3% of the target amount in early 2019.

In addition to the performance-based RSUs awarded as part of the annual grant cycle, from time to time, an executive may receive an RSU award as part of a new hire package or as a retention or promotional incentive. Such RSU awards may be either performance- or time-based. In 2018, Chris Kempczinski, President – McD USA, received a grant of retention RSUs, as more fully described on page 51.

STOCK OPTIONS

Options granted to our NEOs have an exercise price equal to the closing price of our common stock on the grant date, a term of ten years and vest ratably over four years, subject to continued service. Options provide value only if our share price increases, thereby closely aligning executive pay with shareholder interests. The Company's policies and practices regarding option grants, including the timing of grants and the determination of the exercise price, are described on page 49.

2019 ADJUSTMENTS TO COMPENSATION PROGRAM

As discussed above, the Committee undertook an enhanced holistic review of our incentive programs in 2018, confirming alignment with our compensation guiding principles and resulted in the following adjustments for 2019 to enhance our programs:

STIP – COMPARABLE GUEST COUNT GROWTH ADDED AS A PRIMARY METRIC

To align more closely with the Velocity Growth Plan's focus on attracting incremental customers, comparable guest count growth will be elevated to a primary metric (from a modifier) in the STIP. Under the new formula, operating income growth will be weighted at 75% and guest count growth will be weighted at 25%. This shift reflects our view that guest count growth is an important health metric for the Company. Despite the increased importance of driving guest count growth, we continue to believe that driving operating income growth remains the primary indicator of Company performance, therefore the Committee applied the heaviest weighting (75%) to this metric.

PERFORMANCE-BASED RSUs – NEGATIVE ABSOLUTE TSR CAP

In addition to EPS growth and ROIIC performance thresholds and the relative TSR modifier, the RSUs granted in 2019 will be subject to a cap of 100% of target if the Company's absolute TSR for the three-year performance period is negative. This change supports our commitment to ensuring that the interests of executives and shareholders are properly aligned.

PEER GROUP

Please refer to the description above on page 42 regarding changes to our peer group for 2019.

OTHER COMPENSATION ELEMENTS

RETIREMENT SAVINGS ARRANGEMENTS

We believe a competitive retirement program contributes to the recruitment and retention of top executive talent. We do not have any supplemental executive retirement plans. NEOs participate in the same tax-qualified defined contribution retirement savings plan and non-tax qualified, unfunded deferred compensation retirement plan applicable to U.S.-based employees.

PERQUISITES AND OTHER BENEFITS

The Company provides certain limited perquisites to NEOs, including a car allowance, financial planning, physical examination (which are also available for the NEOs' spouses), life insurance, matching charitable donations and limited personal items. The safety and security of our employees is a priority for the Company, accordingly, we provide risk-based executive security for select NEOs. As an additional security measure, the CEO uses the Company's aircraft for personal use, subject to reimbursement of a portion of the cost.

The Company does not provide any tax gross-ups on perquisites. NEOs also participate in all of the broad-based benefit and welfare plans available to Company staff in general. In particular, the Company maintains a Global Assignee Policy covering all employees and eligible family members who are on international assignments. The policy provides certain relocation and expatriate benefits (including tax preparation and equalization), which are intended to equalize cost of living differences between the home and assignment country as well as to facilitate the transition associated with an international assignment. During 2018, Messrs. Goare and Erlinger were eligible for benefits under this policy. The benefits each received are detailed in footnote 4 to the Summary Compensation Table on page 51.

SEVERANCE AND CHANGE IN CONTROL ARRANGEMENTS

The Company has a U.S. severance plan that covers all officers, including our NEOs. Benefits under the severance plan are described under "Potential Payments Upon Termination of Employment" beginning on page 55.

The Company does not have any change in control agreements. Further, we do not provide for any single-trigger severance benefits or Section 280G tax gross-up payments.

RETIREMENT OF DOUGLAS GOARE

On December 31, 2018, Mr. Goare, President, International Lead Markets & Global Chief Restaurant Officer, retired after 40 years of service. The Company entered into an agreement with Mr. Goare that resulted in his retaining his previously granted equity awards (which remain subject to applicable performance conditions). In addition, the Committee agreed to provide Mr. Goare with a lump-sum payment of $183,000 (equal to three months of base salary). The Committee determined that the above-described compensation actions supported the Company's strategic objectives by facilitating the Company's January 1, 2019, transition to new global business segments while honoring Mr. Goare's initial desire to retire in March 2019. In exchange for his retention of these awards and the cash payment, the non-compete period following Mr. Goare's retirement from the Company was extended to twenty-four months from eighteen months.

COMPENSATION POLICIES AND PRACTICES

POLICY REGARDING MANAGEMENT´S STOCK OWNERSHIP

The Company maintains stock ownership requirements because it believes executives will more effectively pursue the long-term interests of shareholders if they are shareholders themselves. The Committee reviews compliance with these stock ownership requirements annually. Based on the most recent annual evaluation, all NEOs are in compliance.

The following table illustrates our stock ownership requirements.

Stock ownership requirements	Multiple of salary
President & CEO	●●●●●● 6x
Other NEOs	●●●● 4x

Executives have five years to achieve their required ownership level. This five-year period restarts when an executive is promoted to a position with a higher ownership requirement. In 2014, in response to shareholder feedback, the Company enhanced its policy to require an executive who is not on track to meet his/her ownership requirements following the third year of the five-year period to retain the lesser of 50% of the net after-tax shares received upon the vesting of an RSU award or such percentage of net after-tax shares necessary to satisfy the applicable requirement. If an executive has not achieved the requisite stock ownership within five years, he or she must retain 100% of the net after-tax shares received upon the vesting of an RSU award and/or a stock option exercise until the required ownership level is attained.

POLICY REGARDING PROHIBITION ON PLEDGING AND HEDGING

The Company has adopted restrictions that prohibit executives from engaging in pledging and/or derivative transactions to hedge the risk associated with their stock ownership. Further, executives may not enter into an agreement that has the effect of transferring or exchanging economic interest in any award.

INDEPENDENT COMPENSATION CONSULTANT

The Committee has the sole authority to retain and dismiss an independent compensation consultant, and has engaged FW Cook as its consultant. FW Cook also provides assistance to the Board in compiling and summarizing the results of Board and Director evaluations and advising on Director compensation. Consistent with its Charter, the Committee regularly considers FW Cook's independence and, in 2018, the Committee concluded that FW Cook is independent and that its work for the Committee did not raise any conflicts of interest. Management may not engage the Committee's consultant for any purpose.

CLAWBACKS AND FORFEITURE PROVISIONS

The Company's equity grant agreements contain a repayment/forfeiture provision that triggers repayment of any benefits received in connection with such grants as may be required to comply with (i) New York Stock Exchange listing standards adopted in accordance with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (regarding recovery of erroneously awarded compensation) and any implementing rules and regulations of the Securities and Exchange Commission adopted thereunder, and (ii) similar rules under the laws of any other jurisdiction, as well as pursuant to any policies adopted by the Company to implement such requirements, in all cases to the extent determined by the Company in its discretion to be applicable to the award recipient.

In addition, the Committee revised the Company's equity grant agreements beginning in 2018 to provide that, consistent with provisions already applicable to awards made under the STIP, the Company may terminate outstanding awards and/or recapture previously paid award(s) if a participant engages in willful fraud that: (i) causes harm to the Company or (ii) is intended to manipulate performance goals either during employment, or after employment has terminated. Furthermore, executives are required to have executed restrictive covenants as a condition to receiving equity awards. An executive who violates the restrictive covenants to which he or she is subject will forfeit outstanding equity awards, whether or not vested, and may be required to repay awards that have previously been paid.

RISK AND COMPENSATION PROGRAMS

Our compensation program is designed to mitigate the potential of rewarding excessive risk-taking that may produce short-term results that appear in isolation to be favorable, but which, in fact, may undermine the successful execution of our long-term business strategy and erode shareholder value. In particular, our executive compensation program seeks to provide an appropriate balance of short-term and long-term incentives. Our incentive program incorporates performance metrics related to various measures of operational performance. By diversifying the time horizons and the applicable performance metrics of our incentives, we seek to mitigate the risk of significant compensation payments based on accomplishments in one area that may have a negative consequence for our business as a whole.

In 2018, management and FW Cook reviewed all of the Company's global incentive compensation programs, including broad-based programs, taking into consideration the factors described above. Based on this review, the Company does not believe that the risks arising from its compensation program are reasonably likely to have a material adverse effect on the Company.

POLICY WITH RESPECT TO TAX DEDUCTIBILITY OF COMPENSATION

The 2017 Tax Act eliminated the "performance-based" exception under section 162(m) of the Internal Revenue Code for deducting compensation to current or former "covered employees" in excess of $1 million. As a result, the Company is generally no longer able to take a deduction for any compensation paid to its current or former NEOs in excess of $1 million.

POLICIES AND PRACTICES REGARDING EQUITY AWARDS

The Company does not grant equity awards when in possession of material non-public information. The Company generally makes broad-based equity grants at approximately the same time each year following our release of full-year financial results; however, the Company may choose to make equity awards outside of the annual broad-based grant (e.g., as part of a new hire package or as a retention or promotional incentive). Stock options may be granted only with an exercise price at or above the closing market price of the Company's stock on the date of grant.

COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation earned by our NEOs in 2018, and, to the extent required, 2017 and 2016.

Name and principal position (a)	Year (b)	Salary ($)(c)[(1)]	Bonus ($)(d)	Stock awards ($)(e)[(2)]	Option Awards ($)(f)[(3)]	Non-equity incentive plan compensation	($)(g)	All other compensation ($)(i)[(4)]	Total ($)(j)
Stephen Easterbrook President and Chief Executive Officer	2018	1,341,667	0	5,750,104	5,750,009	Annual:	2,456,730	577,606	15,876,116
	2017	1,300,000	0	5,301,249	5,318,329	Annual:	3,473,925	743,905	21,761,052
						Long-term:	5,623,644		
						Total:	9,097,569		
	2016	1,266,667	0	5,108,811	3,897,785	Annual:	4,447,625	523,665	15,355,746
						Long-term:	111,193		
						Total:	4,558,818		
Kevin Ozan Corporate Executive Vice President and Chief Financial Officer	2018	791,667	0	1,450,043	1,450,015	Annual:	808,800	149,727	4,650,252
	2017	741,667	0	1,204,846	1,208,724	Annual:	1,145,250	160,166	5,474,378
						Long-term:	1,013,725		
						Total:	2,158,975		
	2016	683,333	0	1,277,262	974,446	Annual:	1,368,500	110,247	4,437,188
						Long-term:	23,400		
						Total:	1,391,900		
Douglas Goare *Former* President, International Lead Markets and Chief Restaurant Officer	2018	728,333	0	1,000,073	1,000,005	Annual:	866,652	763,690	4,358,753
	2017	705,833	0	963,976	966,982	Annual:	954,666	975,712	5,598,524
						Long-term:	1,031,355		
						Total:	1,986,021		
	2016	648,750	0	1,021,786	779,565	Annual:	1,057,760	1,249,941	4,849,062
						Long-term:	91,260		
						Total:	1,149,020		
Christopher Kempczinski President, McDonald's USA[(5)]	2018	725,000	0	2,500,183	1,000,005	Annual:	336,869	116,283	4,678,340
	2017	675,000	0	843,479	846,103	Annual:	813,291	120,846	3,847,453
						Long-term:	548,734		
						Total:	1,362,025		
	2016	612,500	200,000[(5)]	0[(5)]	0[(5)]	Annual:	961,860	14,784	1,789,144
						Long-term:	0		
						Total:	961,860		
Joseph Erlinger President, High Growth Markets	2018	587,500	0	750,055	750,009	Annual:	794,880	1,075,292	3,957,736

(1) Reflects annual increases in base salary that took effect during 2018. Annual base salaries as of December 31, 2018, were as follows: Messrs. Easterbrook: $1,350,000; Ozan: $800,000; Goare: $732,000; Kempczinski: $735,000; and Erlinger: $640,000.

(2) Represents the aggregate grant date fair value of restricted stock units (RSUs) granted under the McDonald's Corporation 2012 Omnibus Stock Ownership Plan (2012 Plan) based on the probable outcome of the applicable performance conditions and excluding the effect of estimated forfeitures during the applicable vesting periods of RSUs, as computed in accordance with Accounting Standards Codification (ASC) 718. Values are based on the closing price of the Company's common stock on the grant date. Performance-based RSUs vest on the third anniversary of the grant date and are subject to performance-based vesting conditions linked to the achievement of EPS, ROIIC, and a relative TSR modifier over the performance period (as described on page 45). The fair value of performance-based RSUs that include the TSR modifier is determined using a Monte Carlo valuation model.

This also includes, for Mr. Kempczinski, grants of special RSUs, which are service based, as further discussed below in footnote 5. Additional information is disclosed in the Grants of Plan-Based Awards table on page 52 and the Outstanding Equity Awards at 2018 Year-End table on pages 53-54. A more detailed discussion of the assumptions used in the valuation of RSU awards may be found in the Notes to Consolidated Financial Statements under "Share-based Compensation" on pages 39 and 51 of the Company's Annual Report on Form 10-K for the year ended December 31, 2018.

(3) Represents the aggregate grant date fair value of options granted under the 2012 Plan, excluding the effect of estimated forfeitures during the applicable vesting periods of options, as computed in accordance with ASC 718. Options have an exercise price equal to the closing price of the Company's common stock on the grant date, vest in equal installments over a four-year period and are subject to the 2012 Plan, as applicable. Values for options granted in 2018 are determined using a closed-form pricing model based on the following assumptions,

as described in the footnotes to the consolidated financial statements: expected volatility based on historical experience of 18.7%; an expected annual dividend yield of 2.6%; a risk-free return of 2.7%; and expected option life based on historical experience of 5.8 years. Additional information about options is disclosed in the Grants of Plan-Based Awards table on page 52 and the Outstanding Equity Awards at 2018 Year-End table on pages 53-54. A more detailed discussion of the assumptions used in the valuation of option awards may be found in the Notes to Consolidated Financial Statements under "Share-based Compensation" on pages 39 and 51 of the Company's Annual Report on Form 10-K for the year ended December 31, 2018.

(4) "All other compensation" for 2018 includes the Company's contributions to the 401k Plan and Deferred Compensation Plan as follows:

Stephen Easterbrook	$ 288,936
Kevin Ozan	$ 116,215
Douglas Goare	$ 100,980
Christopher Kempczinski	$ 92,297
Joseph Erlinger	$ 74,076

The amounts in this column also include the following categories of perquisites: car allowance; financial planning; annual physical examinations for the executives and their spouses; executive security (for select executives); matching charitable donations; Company-paid life insurance; and personal use of the Company's aircraft by the CEO, with a net cost to the Company in 2018 for Mr. Easterbrook of $254,103. For security and business purposes the CEO is required to use the Company's aircraft for all air travel. The Company requires that the CEO reimburse the Company on all personal travel as described below. In 2018, the CEO was the only executive permitted to use the aircraft for personal travel. In certain circumstances the CEO may at his discretion permit other executives to use the aircraft for personal travel. In addition, at the discretion of the CEO, other executives may be joined by their spouses on the aircraft. The Company does not provide any tax gross-ups on the perquisites described above.

The incremental cost of perquisites is included in the amount provided in the table and based on actual charges to the Company, except that corporate aircraft includes fuel, on-board catering, landing/handling fees, maintenance costs and crew costs and excludes fixed costs, such as pilot salaries and the cost of the aircraft. In accordance with Company policy, any executive who is permitted per the above to use the Company's aircraft for personal use reimburses the Company for a portion of personal use of the corporate aircraft, calculated as the lower of (i) amount determined under the Code based on two times the standard industry fare level rate per person or (ii) 200% of the actual fuel cost, plus any excise tax amounts.

Because Mr. Goare was based overseas, the amount in this column includes certain benefits in connection with his international assignment including: Company-provided housing (in the amount of $206,038), which includes: rent, utilities and a realtor commission, a transportation allowance (in the amount of $39,905); a cost-of-living adjustment (in the amount of $37,135); a family allowance; a global banking allowance; shipment of household goods; home leave travel; relocation allowance and assistance; departure services; and tax preparation services. In addition, certain amounts were paid in British Pounds. In these cases, when the information is available, the amounts reported reflect the exchange rate on the date the respective payments were made, and when the information is not available, the amounts reported reflect the average monthly exchange rate. Furthermore, the amount paid to Mr. Goare includes a lump-sum payment of $183,000, as well as payment for his unused sabbatical in the amount of $112,615, both in connection with his retirement on December 31, 2018.

Because Mr. Erlinger is based overseas, the amount in this column includes certain benefits in connection with his international assignment, including: Company-provided housing (in the amount of $325,102), which includes rent and utilities, children's tuition, a Company-provided vehicle, a cost-of-living adjustment, a family allowance, global banking services, storage of household goods, home leave travel, tax preparation services, and tax equalization (in the amount of $468,950), which is designed to satisfy tax obligations arising solely as a result of his international assignment. In addition, certain amounts were paid in British Pounds. In these cases, when the information is available, the amounts reported reflect the exchange rate on the date the respective payments were made, and when the information is not available, the amounts reported reflect the average monthly exchange rate.

(5) As an incentive to join the Company in 2015 as Corporate Executive Vice President-Strategy, Mr. Kempczinski received a sign-on bonus; $200,000 of which was paid in 2016, and a sign-on equity grant under the 2012 Plan of $1,250,000, 50% of which was in the form of stock options which vest equally on the first four anniversaries of the grant date and 50% in the form of performance-based RSUs, for which the service condition was satisfied on November 12, 2018; and a sign-on equity grant under the 2012 Plan of $750,000 of service-based RSUs, the last installment of which vested on November 12, 2018. In light of his initial sign-on equity grant, Mr. Kempczinski did not receive an equity grant in February 2016 when the other NEOs received their annual awards. In 2018, Mr. Kempczinski received an award of 9,507 shares, in the form of time-vested RSUs which vest in full on the third anniversary of grant (Special RSU Grant).

GRANTS OF PLAN-BASED AWARDS

			Estimated future payouts under non-equity incentive plan awards[1]			Estimated future payouts under equity incentive plan awards[2]						
Name (a)	**Plan**	**Grant date (b)**	**Threshold ($)(c)**	**Target ($)(d)**	**Maximum ($)(e)**	**Threshold (#)(f)**	**Target (#)(g)**	**Maximum (#)(h)**	**All other stock awards: number of shares of stock or units (#)(i)**	**All other option awards: number of securities underlying option (#)(j)**	**Exercise or base price of option awards ($/Sh) (k)**	**Grant date fair value of stock and option awards ($)(l)[3]**
Stephen Easterbrook	STIP		0	2,430,000	4,860,000							
	Equity Plan[4]	2/19/2018				0	36,292	72,584				5,750,104
	Equity Plan[5]	2/19/2018								241,597	157.79	5,750,009
Kevin Ozan	STIP		0	800,000	1,600,000							
	Equity Plan[4]	2/19/2018				0	9,152	18,304				1,450,043
	Equity Plan[5]	2/19/2018								60,925	157.79	1,450,015
Douglas Goare	STIP		0	658,800	1,317,600							
	Equity Plan[4]	2/19/2018				0	6,312	12,624				1,000,073
	Equity Plan[5]	2/19/2018								42,017	157.79	1,000,005
Christopher Kempczinski	STIP		0	661,500	1,323,000							
	Equity Plan[4]	2/19/2018				0	6,312	12,624				1,000,073
	Equity Plan[5]	2/19/2018								42,017	157.79	1,000,005
	Equity Plan[6]	2/19/2018							9,507			1,500,110
Joseph Erlinger	STIP		0	512,000	1,024,000							
	Equity Plan[4]	2/19/2018				0	4,734	9,468				750,055
	Equity Plan[5]	2/19/2018								31,513	157.79	750,009

(1) In 2018, each of the NEOs received an annual cash award under the STIP. Columns (d) and (e) show the target and maximum awards they could have earned. Actual STIP payouts are in column (g) of the Summary Compensation Table. STIP awards for 2018 were equal to a percentage of salary. STIP measures performance using a "team factor" that is initially determined based on growth in operating income. See the Compensation Discussion and Analysis at pages 43-45 for a discussion of operating income targets, as adjusted for certain exclusions. The target level of growth produces a 100% payout and a payout can be achieved from the threshold of 0% to the maximum. Payouts can then be adjusted up or down, within specified limits, based on "modifiers" that reflect other measures of Corporate and/or segment performance that are important drivers of our business. In 2018, these modifiers included comparable guest count growth, delivery sales growth, and increasing digital guest counts. The target amount is multiplied by the team factor, which includes the modifiers. The maximum STIP payout is 200% of target.

(2) In 2018 all of the NEOs received two types of equity awards: RSUs subject to performance-based vesting conditions (see columns (f), (g), (h) and (l)) and options (see columns (j), (k) and (l)).

(3) The values in this column for RSUs and options were determined based on the assumptions described in footnotes 2 and 3, respectively, to the Summary Compensation Table.

(4) Reflects grants of RSUs subject to performance-based vesting conditions. The RSUs vest on February 19, 2021, subject to achievement of 3-year compound annual EPS growth of at least 5% and 3-year ROIIC of at least 15%. If EPS growth is above the 5% threshold, a relative TSR modifier can impact final payouts by up to plus or minus 25 percentage points. The maximum payout is 200% of target. Starting in 2018, dividend equivalent rights were added to the RSUs. See page 52 for more information.

(5) Reflects grants of options in 2018. For details regarding options, refer to footnote 3 to the Summary Compensation Table.

(6) As described in footnote 5 on page 51, in 2018, Mr. Kempczinski received a Special RSU Grant of 9,507 shares, in the form of time-vested RSUs which vest in full on the third anniversary of grant.

2018 STIP

The target STIP awards, the team factors (including the impact of the modifiers), and the final payouts for the NEOs in 2018 are summarized below:

Name	Target STIP award (% of salary)	Applicable team factor(s)	Team factor(s) before application of modifiers (% of target award)	Impact of modifiers (% added or subtracted)	Final STIP award ($)[1]
Stephen Easterbrook	180	Corporate	103.7	-2.6	2,456,730
Kevin Ozan	100	Corporate	103.7	-2.6	808,800
Douglas Goare	90	ILM (75%)	118.5	23.2	866,652
		Corporate (25%)	103.7	-2.6	
Christopher Kempczinski	90	U.S. (75%)	53.0	-18.8	336,869
		Corporate (25%)	103.7	-2.6	
Joseph Erlinger	80	High Growth (75%)	148.3	25	794,880
		Corporate (25%)	103.7	-2.6	

(1) These amounts are also reflected in column (g) of the Summary Compensation Table.

OUTSTANDING EQUITY AWARDS AT 2018 YEAR-END

	Option awards				Stock awards			
Name (a)	**Number of securities underlying unexercised options exercisable (#)(b)[1]**	**Number of securities underlying unexercised options unexercisable (#)(c)[1]**	**Option exercise price ($)(e)**	**Option expiration date (f)**	**Number of shares or units of stock that have not vested (#)(g)[2]**	**Market value of shares or units of stock that have not vested ($)(h)[3]**	**Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)(i)[4]**	**Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(j)[3][4]**
Stephen Easterbrook	0	50,444	97.15	3/16/2025				
	0	142,776	116.73	2/11/2026				
	82,585	247,746	128.09	3/08/2027				
	0	241,597	157.79	2/19/2028			122,986	21,838,638
Kevin Ozan	20,291	0	100.05	02/08/2022				
	10,639	0	94.00	02/13/2023				
	11,329	0	94.89	02/12/2024				
	27,240	9,080	97.15	03/16/2025				
	35,694	35,694	116.73	02/11/2026				
	18,769	56,307	128.09	03/08/2027				
	0	60,925	157.79	02/19/2028			29,852	5,300,869
Douglas Goare[5]	38,481	0	100.05	02/08/2022				
	36,881	0	94.89	02/12/2024				
	31,780	10,593	97.15	03/16/2025				
	28,557	28,554	116.73	02/11/2026				
	15,016	45,045	128.09	03/08/2027				
	0	42,017	157.79	02/19/2028			22,847	4,056,977
Christopher Kempczinski	27,875	9,291	112.11	11/12/2025				
	13,139	39,414	128.09	03/08/2027				
	0	42,017	157.79	02/19/2028	9,748	1,731,003	18,879	3,352,379
Joseph Erlinger	6,638	0	75.93	02/09/2021				
	8,396	0	100.05	02/08/2022				
	6,649	0	94.00	02/13/2023				
	7,377	0	94.89	02/12/2024				
	6,243	2,081	97.15	03/16/2025				
	3,927	3,926	116.73	02/11/2026	1,178	209,177		
	6,757	20,271	128.09	03/08/2027				
	0	31,513	157.79	02/19/2028			8,368	1,485,932

(1) In general, options expire on the tenth anniversary of grant. For details regarding customary equity treatment upon termination, the section on Potential Payments Upon Termination of Employment or Change in Control beginning on page 55.

(2) RSUs are typically granted to our NEOs subject to performance-based vesting conditions, but from time to time, we grant service-based awards. For example, Mr. Kempczinski received a grant of 9,507 shares of time-vested RSUs (which have dividend equivalent rights) in 2018, as reflected in columns (g) and (h), as more fully described in footnote 5 on page 51.

(3) Calculated by multiplying the number of shares covered by the award by $177.57, the closing price of Company stock on the New York Stock Exchange on December 31, 2018, the last trading day in 2018.

(4) Reflects unvested performance-based RSUs that are scheduled to be paid out as follows if the targets are met (or were paid out, in the case of awards that vested in early 2019):

Named executive officer	Vesting date	Number of performance-based RSUs
Stephen Easterbrook	02/13/2019	42,834*
	03/08/2020	42,939
	02/19/2021	37,213
Kevin Ozan	02/13/2019	10,709*
	03/08/2020	9,759
	02/19/2021	9,384
Douglas Goare	02/13/2019	8,567*
	03/08/2020	7,808
	02/19/2021	6,472
Christopher Kempczinski	02/13/2019	5,575*
	03/08/2020	6,832
	02/19/2021	6,472
Joseph Erlinger	03/08/2020	3,514
	02/19/2021	4,854

* 173.3% of these shares vested as a result of the Company's performance during the 2016 - 2018 performance period.

(5) In connection with Mr. Goare's retirement, he will continue to vest in outstanding RSUs and options pursuant to their original vesting schedule, and his options will remain outstanding until their original expiration date.

OPTION EXERCISES AND STOCK VESTED - FISCAL 2018

	Option awards		Stock awards	
Name (a)	Number of shares acquired on exercise (#)(b)	Value realized on exercise ($)(c)	Number of shares acquired on vesting (#)(d)	Value realized on vesting ($)(e)
Stephen Easterbrook	201,123	13,007,063	68,624	11,141,793
Kevin Ozan	11,755	1,056,622	12,354	2,005,795
Douglas Goare	34,575	2,749,841	14,412	2,339,932
Christopher Kempczinski	0	0	2,230	411,145
Joseph Erlinger	0	0	3,991	647,979

NON-QUALIFIED DEFERRED COMPENSATION - FISCAL 2018

Name (a)	Executive contributions in last FY ($)(b)(1)	Registrant contributions in last FY ($)(c)(1)	Aggregate earnings in last FY ($)(d)	Aggregate withdrawals/ distributions ($)(e)	Aggregate balance at last FYE ($)(f)(2)
Stephen Easterbrook	272,436	272,436	16,636	0	1,722,971
Kevin Ozan	169,192	99,715	(43,854)	0	4,025,684
Douglas Goare	227,950	84,480	(99,849)	0	4,796,667
Christopher Kempczinski	527,146	75,797	(30,638)	0	788,778
Joseph Erlinger	193,170	57,576	(12,448)	0	1,480,306

(1) Represents salary deferrals which are also reported as compensation for 2018 in the Summary Compensation Table.

(2) Includes the following aggregate amounts reported in the Summary Compensation Table in prior years:

Stephen Easterbrook	$ 1,141,476
Kevin Ozan	$ 892,314
Douglas Goare	$ 1,115,105
Christopher Kempczinski	$ 202,498
Joseph Erlinger	$ 0

DEFERRED COMPENSATION PLAN

The Company's Deferred Compensation Plan (Deferred Plan) is a non-tax qualified, unfunded deferred compensation retirement plan that allows NEOs and certain highly compensated staff employees to: (i) make tax-deferred contributions from their salary and STIP awards; and (ii) receive Company matching contributions, in excess of the Internal Revenue Service (IRS) limits under the Company's 401k Plan.

At the time of deferral, participants must elect how and when they will receive distributions. Participants can elect from the following distribution options: (i) lump-sum in-service distributions; (ii) lump-sum distributions upon separation from service, or (iii) installment payments upon separation from service. Installment payments can be paid over 5, 10 or 15 years. Distributions upon a separation from service are delayed for six months following the participant's separation.

Deferrals are nominally invested in investment options selected by participants and are credited with a rate of return based on the investment option(s) selected. The investment options are currently based on returns of the 401k Plan's Capital Preservation Fund, Large Cap Equity Index Fund, and the Company's Common Stock Fund.

SUPPLEMENTAL PROFIT SHARING AND SAVINGS PLAN

Prior to the adoption of the Deferred Plan, the Company's Supplemental Profit Sharing and Savings Plan (Supplemental Plan) allowed participants to defer compensation in excess of the IRS limits that applied to the 401k Plan. The Supplemental Plan allowed deferrals of salary and all or a portion of cash incentives, as well as Company contributions on deferrals of salary and STIP payouts. At the end of 2004, the Company froze the Supplemental Plan. The investment options for existing accounts under the Supplemental Plan are identical to those under the Deferred Plan. A participant may elect to have distributions in a single lump-sum, in installments commencing on a date of the participant's choice or in an initial lump-sum payment with subsequent installment payments.

Distributions may commence in the year following termination or any later date and must be completed within 25 years. If the participant does not file a distribution election in the year of termination, the participant's entire Supplemental Plan balance is paid out in cash in the calendar year following termination. In-service and hardship withdrawals are permitted subject to certain conditions.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

The Company has a broad-based U.S. severance plan that covers our NEOs. Our NEOs are entitled to certain payments and benefits in connection with a termination of employment or change in control followed by termination of employment, as described below. Post-termination arrangements for Mr. Goare, who retired from the Company on December 31, 2018, are discussed under its own subheading.

TERMINATION OF EMPLOYMENT

SEVERANCE PLAN

Messrs. Easterbrook, Ozan, Goare, Kempczinski and Erlinger would have received severance benefits under the McDonald's Corporation Severance Plan (Severance Plan) if their employment had been terminated by the Company without "cause," due to a reduction in work force or job elimination. The Severance Plan excludes severance benefits in the event of termination for performance reasons.

The applicable benefits consist of a lump-sum payment with respect to severance pay, based on final salary and a continued subsidy of medical and dental benefits. Amounts are based on position and length of service. In addition, in a covered termination, each eligible NEO would receive prorated STIP payments based on actual performance (and paid at the same time payments are made to other participants), unused sabbatical leave, and transitional assistance. Payments would be delayed for six months following termination of employment to the extent required under Code Section 409A.

The value of the benefits that would have been payable to eligible NEOs under the Severance Plan, assuming a covered termination of employment on December 31, 2018, are set forth below.

Name	Salary continuation ($)	Benefit continuation ($)	Other (sabbatical and transition assistance) ($)[1]	Total ($)
Stephen Easterbrook	675,000	2,855	24,400	702,255
Kevin Ozan	646,154	4,079	138,077	788,310
Douglas Goare	732,000	10,279	127,615	869,894
Christopher Kempczinski	367,500	8,267	15,000	390,767
Joseph Erlinger	393,846	9,789	15,000	418,635

(1) Includes eligible sabbatical time for Messrs. Ozan and Goare.

STOCK OPTIONS

Unvested options are generally forfeited on termination of employment, with vested options remaining outstanding and exercisable for 90 days, except on termination for "cause."

If the NEO qualifies for favorable treatment (by satisfying the conditions for retirement or "special circumstances," which includes termination by the Company without "cause," and agreeing to the restrictive covenants and a general release of claims in favor of the Company), the options continue to become exercisable on the originally scheduled dates and remain exercisable for an extended post-termination exercise period (the full term of the option in the case of retirement and for a lesser period in the case of termination by the Company without cause), as applicable. If a NEO terminates employment as a result of death or disability, the options vest upon termination and remain exercisable for an extended post-termination exercise period. If a NEO violates a restrictive covenant following termination, the Company may cancel any outstanding options. Further, if a NEO terminates employment for any reason other than death or disability, all options granted in the last 12 months are generally forfeited upon termination, although the Committee may elect to waive that forfeiture.

Per the terms of his sign-on arrangement, in the event that Mr. Kempczinski's employment had been terminated by the Company without "cause" prior to the vesting dates of his sign-on options, they would have continued to vest and be exercisable per their regular vesting and exercisability schedules and remained exercisable at any time prior to and including the option expiration date.

RSUs

Unvested RSUs and any related dividend equivalents are generally forfeited on termination of employment. As discussed on page 45, the Company's practice generally is to grant NEOs RSUs subject to performance based vesting conditions. In the case of certain termination events (including retirement and termination by the Company without "cause"), generally NEOs are entitled to full or pro rata vesting with respect to their unvested RSUs, for both performance-based RSUs and

time-based RSUs; however, RSUs and any related dividend equivalents are generally not accelerated on termination of employment, except in the case of death or disability. And, in the case of performance-based RSUs, vesting remains subject to the satisfaction of the applicable performance conditions, which is determined following completion of the performance period. Further, if a NEO terminates employment for any reason other than death or disability, all RSUs granted in the last 12 months and any related dividend equivalents are generally forfeited upon termination, although the Committee may elect to waive that forfeiture. Upon termination for death or disability, the performance conditions are waived and 100% of the award immediately vests. With respect to the performance-based RSUs held by our NEOs, we are not able to calculate the hypothetical value that each NEO could have realized as a result of a termination of employment, as vesting may be based not only on the portion of the vesting period in which the NEO remained employed, but also on the Company's actual performance through the entire performance period.

Per the terms of his sign-on arrangement, in the event Mr. Kempczinski's employment was terminated by the Company without "cause" prior to the vesting dates of his sign-on grant of RSUs, they would have continued to vest per their regular vesting schedule (although these awards vested in full by their terms in November 2018).

RETIREMENT ARRANGEMENT FOR MR. GOARE

On December 31, 2018, Mr. Goare retired after 40 years of service. The Company entered into an agreement with Mr. Goare that resulted in his retaining his previously granted equity awards. In addition, the Committee agreed to provide Mr. Goare with a lump-sum payment of $183,000 (equal to three months of base salary). In exchange for retaining these awards and the cash payment, the non-compete period following Mr. Goare's retirement from the Company was extended to twenty-four months from eighteen-months.

CHANGE IN CONTROL

The Company does not have any change in control agreements. However, a change in control may trigger certain rights under the Severance Plan and the 2012 Plan if employment is terminated.

A "change in control" is generally defined in the 2012 Plan as either (i) the acquisition of 20% or more of our common stock or voting securities by a single purchaser or a group of purchasers acting together; (ii) the incumbent members of the Board cease to constitute at least a majority of the Board as a result of an actual or threatened election contest; (iii) a significant merger or other business combination involving the Company; or (iv) a complete liquidation or dissolution of the Company.

SEVERANCE PLAN PAYMENTS

Had a change in control occurred in 2018, Messrs. Easterbrook, Ozan, Goare, Kempczinski, and Erlinger would have been entitled to payments under the Severance Plan as described above in the event their employment was terminated and they otherwise qualify for the payments and benefits thereunder.

TREATMENT OF EQUITY AWARDS UPON A CHANGE IN CONTROL

Under the 2012 Plan, upon a change in control, outstanding unvested options and RSUs will be replaced by equivalent awards based on publicly-traded stock of the successor entity. The replacement awards will vest and become exercisable (in the case of options) or be paid out (in the case of service-based RSUs) if the grantee's employment is terminated for any reason other than "cause" within two years following the change in control. In addition, if employment is terminated other than for "cause" within two years following the change in control, all options will remain outstanding for not less than two years following termination or until the end of the original term, if sooner.

If the awards are not replaced (e.g., because the acquirer does not have publicly-traded securities) or if the Committee so determines, vesting will be accelerated. RSUs would vest (performance-based RSUs at target) and be paid out upon a Code Section 409A change in control; otherwise, the RSUs would be paid out on the originally scheduled payment date or, if earlier, on the NEO's death, disability or termination of employment, subject to any required delay under Code Section 409A. Terminations initiated by the NEO will not result in accelerated vesting of replacement awards.

If a change in control had occurred on December 31, 2018, and either (i) the outstanding options and RSUs held by the NEOs could not be replaced or (ii) the Committee so determined, assuming that the transaction met the applicable definition of a change in control under the 2012 Plan and Code Section 409A: (i) options would have become fully vested, exercisable and free of restrictions; and (ii) RSUs would have vested and been paid out immediately (performance-based RSUs at target). The awards held by the NEOs as of December 31, 2018, are set forth in the Outstanding Equity Awards at 2018 Year-End table on pages 53-54.

The table below summarizes the value of the change in control payments that the NEOs could have received based on: (i) in the case of options, the "spread" between the exercise price and the closing price of the Company's common stock on December 31, 2018 (the last trading day in 2018) and (ii) in the case of RSUs, the target number of shares, multiplied by the closing price of the Company's common stock on December 31, 2018. The table sets forth the hypothetical value that the NEOs could have realized as a result of the accelerated equity awards, based on these assumptions. If there was no change in control, the amounts shown would have vested over time, subject to continued employment and, with respect to the RSUs, subject to performance-based vesting conditions.

Name	Stock options (closing price on 12/31/18 minus exercise price) ($)	RSUs (target number of shares multiplied by closing price on 12/31/18) ($)	Total ($)
Stephen Easterbrook	29,780,459	21,838,638	51,619,097
Kevin Ozan	6,893,003	5,300,868	12,193,871
Douglas Goare	5,649,037	4,056,977	9,706,014
Christopher Kempczinski	3,389,490	5,083,382	8,472,872
Joseph Erlinger	2,032,548	1,695,109	3,727,657

DEFERRED COMPENSATION

Following separation from service for any reason, the NEOs will receive distributions from their accounts under the Deferred Plan and the Supplemental Plan in accordance with their elected distribution schedules, as described on page 55.

ADDITIONAL COMPENSATION MATTERS

PAY RATIO

2019 PAY RATIO

McDonald's is committed to a strong pay-for-performance culture that stresses paying compensation based on performance in order to closely align the interests of executives with those of shareholders. Over 91% of our CEO's direct compensation opportunity is subject to performance against the Company's robust objective targets. Over the past four years, the McDonald's brand and business have been revitalized, successfully completing a transition from turnaround to growth and experiencing 14 consecutive quarters of comparable sales growth. Driven largely by strong financial performance over both the short- and long-term, our CEO's 2018 total compensation was $15,876,116, resulting in a ratio of 2,124: 1.

MEDIAN EMPLOYEE METHODOLOGY

In 2017, the Company identified its median employee for purposes of the pay ratio disclosure by annualizing one month's base compensation for its full-time and part-time employees (other than the CEO) located in markets across the globe who were employed on October 1, 2017. The Company considered all full-time, part-time, seasonal and temporary workers employed on such date. Our methodology was straightforward and transparent; we did not exclude employees or make any adjustments to compensation. Our 2017 median employee has left McDonald's and as a result, we selected another employee using the same data and methodology whose 2017 compensation was substantially similar to that of our 2017 median employee. We do not believe our employee population or compensation arrangements have changed in a manner that would significantly affect our pay ratio disclosure. Our median employee for 2018 (a part time restaurant crew employee located in Hungary) had 2018 total compensation of $7,473.

Audit & Finance Committee Matters

PROPOSAL 3
Advisory Vote to Approve the Appointment of Ernst & Young LLP as Independent Auditor for 2019

VOTING RECOMMENDATION
The Board recommends that you vote **FOR** this proposal.

The Audit & Finance Committee is directly responsible for the appointment, compensation, retention, evaluation and termination of the independent external audit firm. The Committee has appointed Ernst & Young LLP (Ernst & Young) as the Company's independent external audit firm for 2019. In executing its responsibilities, the Committee engages in a thorough annual evaluation of Ernst & Young's qualifications, performance and independence. Among other things, the Committee is informed by results of a comprehensive assessment survey of the firm by senior financial personnel from the Company's headquarters and largest global markets, and discusses opportunities for improvement with the lead audit partner. The Committee has sole authority to approve all engagement fees to be paid to Ernst & Young. In assessing independence, the Committee reviews the fees paid, including those related to non-audit services, and annually reviews compliance with the Company's Hiring Policy for Employees of External Audit Firm and Its Affiliates. The Committee regularly meets with the lead audit partner without members of management present, and in executive session with only the Committee members present, which provides the opportunity for continuous assessment of the firm's effectiveness and independence and for consideration of rotating audit firms.

Ernst & Young or its predecessor, Arthur Young & Company, has been retained as the Company's external audit firm continuously since 1964. In accordance with SEC rules and Ernst & Young policies, the firm's lead engagement partner rotates every five years. The Audit & Finance Committee and its Chair are directly involved in the selection of Ernst & Young's lead engagement partner.

The Audit & Finance Committee and the Board of Directors believe that the continued retention of Ernst & Young to serve as the Company's independent external audit firm for 2019 is in the best interests of the Company and its shareholders, and the Board is asking shareholders to approve this appointment. A representative of the firm is expected to attend the Annual Meeting and will be available to answer shareholders' questions and have the opportunity to make a statement. If shareholders do not approve the appointment of Ernst & Young, the Audit & Finance Committee will reconsider the appointment. After such reconsideration, the Committee may exercise its discretion to select another auditor or retain Ernst & Young, if it determines it to be in the best interests of the Company and shareholders. Even if shareholders approve the appointment of Ernst & Young, the Committee may select another independent auditor if it determines it to be in the best interests of the Company and shareholders.

VOTING RECOMMENDATION
The Board of Directors recommends that shareholders vote **FOR** the appointment of Ernst & Young LLP as independent auditor for 2019.

AUDIT & FINANCE COMMITTEE REPORT

The role of the Audit & Finance Committee is to assist the Board in fulfilling its responsibility to oversee the Company's financial reporting process. Management is primarily responsible for the Company's financial statements, including the Company's internal control over financial reporting. Ernst & Young LLP (Ernst & Young), the Company's independent auditor, is responsible for performing an audit of the Company's annual consolidated financial statements in accordance with generally accepted accounting principles and for issuing a report on those statements. Ernst & Young also reviews the Company's interim financial statements in accordance with applicable auditing standards. The Audit & Finance Committee oversees the Company's financial reporting process and internal control structure on behalf of the Board. The Audit & Finance Committee met regularly with Ernst & Young and the head of internal audit, both privately and with management present, during 2018.

In fulfilling its oversight responsibilities, the Audit & Finance Committee reviewed and discussed with management and Ernst & Young the audited and interim financial statements, including Management's Discussion and Analysis, included in the Company's Reports on Form 10-K and Form 10-Q.

In connection with its review of the Company's annual consolidated financial statements, the Audit & Finance Committee also discussed with Ernst & Young other matters required to be discussed with the auditor under applicable standards of the Public Company Accounting Oversight Board (PCAOB), as modified or supplemented (communication with audit committees), and those addressed by Ernst & Young's written disclosures and its letter provided under the applicable requirements of the PCAOB, as modified or supplemented (independence discussions with audit committees).

The Audit & Finance Committee is responsible for the engagement of the independent auditor and appointed Ernst & Young to serve in that capacity during 2018 and 2019. In that regard, the Audit & Finance Committee reviewed Ernst & Young's independence from the Company and management, including Ernst & Young's written disclosures described above.

Based on the reviews and discussions referred to above, the Audit & Finance Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2018, for filing with the SEC.

Respectfully submitted,

The Audit & Finance Committee

John Mulligan, *Chair*
Lloyd Dean
Margaret Georgiadis
Sheila Penrose

POLICY FOR PREAPPROVAL OF AUDIT AND PERMITTED NON-AUDIT SERVICES

The Audit & Finance Committee has a policy for the preapproval of all audit and permitted non-audit services to be provided to the Company by Ernst & Young. The Audit & Finance Committee may preapprove engagements on a case-by-case basis or on a class basis if the relevant services are predictable and recurring.

Preapprovals for classes of services are granted at the start of each fiscal year and are applicable for the year. In considering these preapprovals, the Audit & Finance Committee reviews a description of the scope of services falling within each class and imposes budgetary estimates that are largely based on historical costs. Any audit or permitted non-audit service that is not included in an approved class, or for which total fees are expected to exceed the relevant budgetary estimate, must be preapproved on an individual basis. Preapproval of any individual engagement may be granted not more than one year before commencement of the relevant service. Preapprovals of services that may be provided over a period of years must be reviewed for renewal each year.

The Chief Accounting Officer monitors services provided by Ernst & Young and overall compliance with the preapproval policy. The Chief Accounting Officer reports periodically to the Audit & Finance Committee about the status of outstanding engagements, including actual services provided and associated fees, and must promptly report any noncompliance with the preapproval policy to the Chair of the Audit & Finance Committee.

In accordance with the policy, all services provided to the Company by Ernst & Young in 2018 and 2017 were preapproved by the Audit & Finance Committee.

The policy is available on the Company's website at: *http://corporate.mcdonalds.com/content/corpmcd/investors-relations/governance-principle-policies-and-guidelines.html*.

AUDITOR FEES AND SERVICES

The following table presents fees paid for professional services rendered for the audit of the Company's annual financial statements for 2018 and 2017 and fees paid for other services provided by Ernst & Young in those years:

(In millions)	**2018**	**2017**
Audit fees[1]	$ 9.8	$10.5
Audit-related fees[2]	0.4	0.3
Tax fees:		
Compliance	*2.1*	*1.4*
Planning/advisory	*0.2*	*0.3*
Tax reform	*0.8*	*–*
Total tax fees:	3.1	1.7
Total	$13.3	$12.5

(1) Fees for services associated with the annual audit (including internal control reporting), statutory audits required internationally, reviews of Quarterly Reports on Form 10-Q and accounting consultations.

(2) Fees for employee benefit plan audits and certain attestation services not required by statute or regulation.

Amendment to Certificate of Incorporation

PROPOSAL 4
Vote to Approve an Amendment to the Company´s Certificate of Incorporation to Lower the Authorized Range of the Number of Directors on the Board to 7 – 15 Directors

VOTING RECOMMENDATION
The Board recommends that you vote **FOR** this proposal.

Our Board of Directors is requesting that shareholders approve and adopt an amendment to the Company's Restated Certificate of Incorporation that would lower the authorized range of the number of Directors on our Board to 7 to 15 Directors.

Currently, Article TWELFTH of the Company's Restated Certificate of Incorporation authorizes the size of our Board to be between 11 and 24 Directors. Pursuant to the Article TWELFTH and the Company's By-Laws, the exact number of Directors within this range is fixed from time to time by our Board of Directors pursuant to a resolution adopted by a majority of the entire Board. Our Board currently consists of 12 directors.

Our Governance Committee and our Board frequently review corporate governance best practices, and on the recommendation of our Governance Committee, our Board has determined that it is appropriate and in the best interest of the Company and our shareholders to lower the authorized range of the number of Directors on our Board to 7 to 15 Directors.

This proposed amendment to our Certificate of Incorporation reflects several factors. First, it is our Board's view that, at this time, the number of Directors is between 7 and 15. As a result, our Board's size has been at the lower end of the currently authorized range of 11 to 24 Directors for over a decade, with our Board nominating between 11 and 14 Directors at every Annual Shareholders' Meeting during that period. As a result, reducing the minimum size in the authorized range would avoid potentially needing to quickly fill any unexpected vacancies in order to meet the existing minimum size requirement in the Certificate of Incorporation.

In addition, a Board size at the lowest end of the current authorized range is consistent with the practices at other large, publicly traded U.S. companies. For example, the average size of S&P 500 boards in both 2008 and 2018 was 10.8 directors, according to the 2018 United States Spencer Stuart Board Index.

Finally, our Board believes that an authorized range of 7 to 15 Directors will further enhance the effective functioning of the Board. This range strikes an appropriate balance between facilitating the engagement and participation of all Directors and including on our Board a range of backgrounds, expertise and perspectives.

The proposed changes to Article TWELFTH are set forth in their entirety in Exhibit A.

If the proposed amendment is approved and adopted, it will become effective upon our filing it with the Secretary of State of the State of Delaware, and our Board of Directors is expected to approve and adopt a conforming amendment to our Amended and Restated By-Laws.

VOTING RECOMMENDATION
The Board of Directors recommends that shareholders vote **FOR** the amendment to the Company's Certificate of Incorporation to lower the authorized range of the number of Directors on the Board to 7 – 15 Directors.

Shareholder Proposal

The text of the shareholder proposal and supporting statement appears exactly as received by the Company unless otherwise noted. All statements contained in the shareholder proposal and supporting statement are the sole responsibility of the proponent. The shareholder proposal may contain assertions about the Company or other matters that the Company believes are incorrect, but the Company has not attempted to refute all such assertions. Any website links included in the shareholder proposal, supporting statement and statement in opposition are not part of the Proxy Statement. The Board recommends a vote against the shareholder proposal based on the reasons set forth in the Board's statement in opposition following the shareholder proposal.

The name and share ownership of the proponent of the shareholder proposal are set forth below. The address of the proponent is available, and will be provided promptly, upon request by sending a request by email to: shareholder.services@us.mcd.com or by calling 1-630-623-7428.

PROPOSAL 5
Advisory Vote on a Shareholder Proposal Requesting the Ability for Shareholders to Act by Written Consent

VOTING RECOMMENDATION
The Board recommends that you vote **AGAINST** this proposal.

Mr. John Chevedden has notified the Company that he intends to submit the following shareholder proposal at this year's Annual Shareholders' Meeting. As explained below, the Board recommends that you vote **AGAINST** this proposal. The proponent beneficially owns 50 shares of the Company's common stock, and there were 763,494,138 shares outstanding as of the record date.

The proponent is responsible for the content of the following proposal, for which the Company and the Board accept no responsibility:

SHAREHOLDER PROPOSAL

Proposal 5 – Shareholder Right to Act by Written Consent

Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any valid topic for written consent.

This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. This 67%-support would have been higher if all shareholders had access to independent proxy voting advice. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in place of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A shareholder right to act by written consent and to call a special meeting are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle. More than 100 Fortune 500 companies provide for shareholders to call special meetings and to act by written consent.

It is especially important to have a shareholder right to act by written consent at a company like McDonald's which has one of weakest versions of a shareholder right to call a special meeting.

At McDonald's it would take 25% of shares and then all shares held for less than one continuous year would be disqualified. Thus in order to obtain the 25% requirement it could take the holders of 51% of McDonald's shares (minus perhaps 26% of shares that were held for less than one continuous year) to obtain the 25% that represented one-year of continuous holdings.

In other words it would be somewhat absurd for 51% of shares to have to go to the extra shareholder trouble to initiate a meeting in which the same 51% of shares could take action.

Written consent won 42%-support at the 2018 McDonald's annual meeting. This 42%-support could have been higher (perhaps a majority) if all shareholders had access to independent proxy voting advice.

Please vote yes:
Shareholder Right to Act by Written Consent – Proposal 5

THE BOARD´S STATEMENT IN OPPOSITION

Our Board recommends voting **AGAINST** this advisory proposal requesting that the Company take steps to allow shareholders to act by written consent. After careful consideration, our Board continues to believe that the ability to act by written consent is neither necessary nor in our shareholders' best interests in light of the Company's existing strong governance principles, policies and practices. Further, our shareholders have consistently expressed their opposition to this measure by rejecting similar proposals from the same proponent in 2014, 2015, 2016 and 2018.

We Are Committed to Strong and Evolving Corporate Governance Practices That Promote Accountability.
Our Board has continually demonstrated its commitment to strong corporate governance principles that promote shareholders' rights and our Board's accountability. By responding to emerging governance best practices over the years, the Company maintains leading governance policies, including:

- Shareholders' right to call a special meeting;
- Proxy access for Director candidates nominated by shareholders;
- An independent Chairman of our Board and independent Board Committee Chairs;
- Separate Chairman and CEO roles;
- A majority voting standard in uncontested Director elections;
- The annual election of all Directors;
- Robust Director succession planning;
- An annual advisory vote to approve executive compensation;
- No supermajority voting provisions;
- No shareholder rights plan; and
- Additional avenues for shareholder input, including:
  - The ability of shareholders to suggest Director nominees to the Board;
  - The Company's robust outreach and engagement with shareholders; and
  - Mechanisms for shareholders to communicate directly with the full Board, the independent Directors and/or any individual Director.

Our Shareholders Have the Ability to Raise Matters with Our Board and Act Outside of the Annual Meeting Cycle.
Active shareholder engagement and responsiveness to shareholder feedback are important to both our Board and management. The Company maintains a comprehensive engagement program pursuant to which management regularly reaches out to a wide variety of shareholders and reports to our Board regarding shareholders' views. Board members also participate in certain engagement meetings. In recent engagements, shareholders remained interested in discussing topics such as: the Company's business strategy and performance, Board and corporate governance matters, executive compensation, oversight of risk and strategy, and environmental, social and other sustainability matters. As described in the *Shareholder Engagement* section of this Proxy Statement, in 2018 alone we reached out to a broad group of shareholders based in and outside of the United States representing approximately 50% of our outstanding shares in order to better understand investors' current viewpoints and inform Board discussions on such topics.

Our Shareholders' Interests are Better Served Under the Existing Special Meeting Right.
In addition to our ongoing engagement program and the ability to present matters at the annual shareholder meeting, shareholders have other meaningful opportunities to share their views with the Company throughout the year. Significantly, shareholders that own at least 25% of the outstanding shares of the Company's common stock for at least one year have the ability to request that a special meeting be held outside of the annual meeting. The Company's special meeting requirements, which were overwhelmingly approved by our shareholders (99% of votes cast), strike an appropriate balance between providing shareholders with a meaningful ability to call a special meeting while protecting against a small minority of shareholders using this mechanism for their own special interests.

The transparency and fairness of our annual and special meeting processes support all shareholders' interests and offer important protections and advantages that are absent from the proposed written consent process. Specifically, the Company provides advance notice of the date, time and agenda for an annual or special meeting so that ***all*** shareholders have a meaningful and structured opportunity to consider proposed actions and express their views. Given that shareholders currently have significant year-round opportunities to bring matters to the attention of the Company, our Board and other shareholders, our Board believes the ability to act by written consent is neither necessary nor in shareholders' best interest.

Our Current Governance Structure is Efficient and Protects McDonald's 2.2 Million Shareholders.
By contrast, a written consent process creates the risk that a subset of shareholders, including special interest investors and those who accumulate a short-term voting position through the borrowing of shares, could disenfranchise others through the ability to act without notice to all shareholders. Written consent would allow a limited number of shareholders to act on significant matters without providing advance notice to all shareholders or engaging with the Company or our Board. In this way, a written consent process like the one proposed could deprive many shareholders of the critical opportunity to assess, discuss, deliberate and vote on pending actions that may have important ramifications for both them and the Company.

In addition to disenfranchising shareholders, the written consent process could create substantial confusion and inefficiency for a widely-held public company like McDonald's, which has over 700 million shares currently outstanding and over 2.2 million shareholders. Under the proposal, multiple groups of shareholders would be able to solicit written consents at any time on a range of issues, some of which may be significant and may contain duplicative or conflicting viewpoints. Such a piecemeal process would not allow for orderly debates on the merits of proposed actions by all shareholders. Moreover, this unorganized state of corporate affairs would impose significant administrative and financial burdens on the Company, while providing little or no corresponding benefit to our shareholders. We believe that for these reasons, the vast majority of S&P 500 companies (70.49% (332 out of 471) of the S&P 500 companies covered by SharkRepellent) do not allow shareholders to act by written consent.

In summary, our Board continues to believe that the Company's strong corporate governance practices, including a robust set of shareholder rights, active shareholder engagement, demonstrated responsiveness to shareholders and shareholders' ability to call a special meeting, provide the appropriate means to advance shareholders' interests without potentially disenfranchising some shareholders or creating confusion and significant administrative and financial burdens for the Company. These rights and practices allow our Board to oversee the Company's business and affairs for the benefit of all shareholders while avoiding the governance risks associated with the right to act by written consent. For these reasons, we believe the ability to act by written consent is neither necessary nor in shareholders' best interests.

VOTING RECOMMENDATION
The Board recommends that you vote **AGAINST** this proposal.

Stock Ownership

DIRECTOR STOCK OWNERSHIP GUIDELINES AND STOCK OWNERSHIP AND RETENTION POLICY FOR SENIOR OFFICERS

The Company has established stock ownership guidelines for Directors, which are regularly reviewed by the Governance Committee. Under the guidelines, Directors should own Company stock at least equal in value to the lesser of (i) five times the annual cash Board retainer or (ii) 10,000 shares within five years of joining the Board (of which 1,000 shares should be owned within the first year of joining the Board). Other than Paul Walsh, who was elected in January 2019 and who will have five years to meet these guidelines, all Directors currently meet the guidelines. Directors are prohibited from entering into any new hedging or pledging arrangement with respect to Company stock. The Company also imposes stock ownership and retention requirements on senior officers through its Executive Stock Ownership and Retention Policy. The requirements for senior officers are discussed in the Compensation Discussion and Analysis section, on page 48. The stock ownership guidelines for Directors and the Executive Stock Ownership and Retention Policy, and the policy with respect to hedging and pledging of Company Stock are available on the Company's website at: *https://corporate.mcdonalds.com/corpmcd/investors-relations/governance-principle-policies-and-guidelines.html*.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Our executive officers, Directors, persons who beneficially own more than 10% of our common stock and other persons required to file reports under Section 16(a) of the Securities Exchange Act of 1934 (Reporting Persons) must file reports with the SEC about their ownership of and transactions in our common stock and our other securities related to our common stock. Reporting Persons must furnish us with copies of these reports. Based solely on our review of those reports provided to us and related written representations, we believe that all of our executive officers and Directors filed the required reports on a timely basis under Section 16(a) during the year ended December 31, 2018.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table shows all beneficial owners of more than five percent of the Company's common stock outstanding as of December 31, 2018:

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
The Vanguard Group[(1)] 100 Vanguard Blvd. Malvern, PA 19355	66,258,562	8.59%
BlackRock, Inc.[(2)] 55 East 52nd Street New York, NY 10055	49,725,657	6.50%
State Street Corporation[(3)] One Lincoln Street Boston, MA 02111	38,951,371	5.10%

(1) Reflects shares deemed to be beneficially owned by The Vanguard Group (Vanguard), directly or through its subsidiaries, as of December 31, 2018, according to a statement on Schedule 13G/A filed with the SEC on February 11, 2019, which indicates that Vanguard, an investment adviser, has sole voting power with respect to 909,951 of the shares, shared voting power with respect to 203,025 of the shares, sole dispositive power with respect to 65,162,797 of the shares and shared dispositive power with respect to 1,095,765 of the shares. The Schedule 13G/A certifies that the securities were acquired in the ordinary course and not with the purpose or with the effect of changing or influencing the control of the Company.

(2) Reflects shares deemed to be beneficially owned by BlackRock, Inc. (BlackRock), directly or through its subsidiaries, as of December 31, 2018, according to a statement on Schedule 13G/A filed with the SEC on February 6, 2019, which indicates that BlackRock, a parent holding company, has sole voting power with respect to 43,149,872 of the shares, sole dispositive power with respect to all of the shares, and shared voting and dispositive power with respect to 0 shares. The Schedule 13G/A certifies that the securities were acquired and are held in the ordinary course and not with the purpose or with the effect of changing or influencing the control of the Company.

(3) Reflects shares deemed to be beneficially owned by State Street Corporation (State Street), directly or through its subsidiaries, as of December 31, 2018, according to a statement on Schedule 13G filed with the SEC on February 14, 2019, which indicates that State Street, a parent holding company, has shared voting power with respect to 29,885,716 of the shares, shared dispositive power with respect to 38,933,409 of the shares, and sole voting and dispositive power with regard to 0 shares. The Schedule 13G certifies that the securities were acquired and are held in the ordinary course and not with the purpose or with the effect of changing or influencing the control of the Company.

SECURITY OWNERSHIP OF MANAGEMENT

The following table shows the ownership of the common stock and common stock equivalent units for the named individuals and all Directors and executive officers as a group. Except as indicated below, information reflected in the following table is as of March 1, 2019. Directors and executive officers as a group owned (directly, indirectly and through benefit plans) less than one percent of the Company's common stock:

Name	Common stock[(1)(2)(3)]	Stock equivalents[(4)]	Total
Directors			
Lloyd Dean	0	5,721	5,721
Robert Eckert	5,000	56,838	61,838
Margaret Georgiadis	2,130	4,489	6,619
Enrique Hernandez, Jr.	2,000	79,853	81,853
Jeanne Jackson	1,666	70,652	72,318
Richard Lenny	2,288	32,895	35,183
John Mulligan	1,600	3,831	5,431
Sheila Penrose	3,000	25,308	28,308
John Rogers, Jr.	87,500	53,163	140,663
Paul Walsh	0	0	0
Miles White	5,000	14,969	19,969
Named executive officers			
Stephen Easterbrook	430,630	0	430,630
Kevin Ozan	210,884	2,493	213,337
Douglas Goare[(5)]	222,080	0	222,080
Joseph Erlinger	69,687	0	69,687
Christopher Kempczinski	75,511	0	75,511
All Directors and executive officers as a group (the Group) (24 persons)	1,513,116	363,026	1,876,142

(1) Includes shares that could be purchased by the exercise of stock options on or within 60 days of March 1, 2019, under the Company's equity plans, as follows: Messrs. Easterbrook: 347,399; Ozan: 184,890; Goare: 201,105; Erlinger: 64,667; Kempczinski: 64,657; and the Group: 1,190,174.

(2) Directors and executive officers as a group have sole voting and investment power over shares of common stock listed in the above table except as follows: (i) shared voting and investment powers for shares held by Ms. Georgiadis: 2,130; Messrs. Hernandez: 2,000; Lenny: 2,288; Mulligan: 1,600; and (ii) for the benefit of children, shares held by Ms. Jackson: 492.

(3) For Mr. Rogers, includes 87,500 shares of common stock held in a margin account, which amount was pledged prior to the adoption of the Company's current policy with respect to hedging and pledging McDonald's stock.

(4) Includes common stock equivalent units credited under certain of the Company's retirement plans and the Directors' Plan, which are payable in cash.

(5) Amounts for Mr. Goare are as of December 31, 2018, when he retired from the Company.

Transactions with Related Persons

POLICIES AND PROCEDURES FOR RELATED PERSON TRANSACTIONS

The McDonald's System has nearly 38,000 restaurants worldwide, most of which are independently owned and operated. Within this extensive System, it is not unusual for our business to touch many companies in many industries, including suppliers of food and other products and services. The Board reviews and approves (or ratifies), as appropriate, transactions, relationships or arrangements in which the Company is a participant and that involve Directors, nominees for Director, executive officers, beneficial owners of more than 5% of our common stock, their immediate family members, including domestic partners, and companies in which they have a material interest.

The Board has a written policy that sets out procedures for the reporting, review and ratification of related person transactions. The policy operates in conjunction with other aspects of the Company's compliance program, including a requirement that Directors and employees report any circumstances that may create or appear to create a conflict, regardless of the amount involved. Directors and executive officers must also confirm information about related person transactions, and management reviews its books and records and makes other inquiries as appropriate.

Under the policy, the Board evaluates related person transactions for purposes of recommending to the disinterested members of the Board whether or not the transactions are fair, reasonable and within Company policies and should be approved or ratified. Related person transactions involving Directors are reviewed by the Board at least annually.

The Board has considered certain types of potential related person transactions and preapproved them as not presenting material conflicts of interest. Those transactions include (i) compensation paid to Directors and executive officers that has been approved by the Board or the Compensation Committee; (ii) Company contributions to Ronald McDonald House Charities, Inc. and certain other contributions made in limited amounts to other charitable or not-for-profit organizations; and (iii) transactions in which the related person's interest arises solely from ownership of the Company's common stock and all holders of the common stock receive the same benefit on a pro-rata basis. The Board considers the appropriateness of any related person transaction not within the preapproved classes in light of all relevant factors, including:

- The terms of the transaction and whether they are arm's-length and in the ordinary course of McDonald's business;
- The direct or indirect nature of the related person's interest in the transaction;
- The size and expected duration of the transaction; and
- Other facts and circumstances that bear on the materiality of the related person transaction under applicable law and listing standards.

Related person transactions involving Directors are also subject to approval or ratification by the disinterested Directors when so required under Delaware law.

Since January 1, 2018, there were no reportable related person transactions, and there are currently no proposed transactions in excess of $120,000 in which the Company was or is to be a participant and in which any related person had or will have a direct or indirect material interest.

Communications

COMMUNICATIONS WITH THE BOARD OF DIRECTORS AND NON-MANAGEMENT DIRECTORS

Interested persons wishing to communicate directly with the Board or the non-management Directors, individually or as a group, may do so by sending written communications addressed to them by e-mail at: *bod@us.mcd.com*. Under the Board's policy for communications addressed to the Board, the Office of the Corporate Secretary reviews correspondence, forwards correspondence directed to an individual Director to that Director, and screens correspondence directed to multiple Directors or the full Board in order to forward it to the most appropriate person. Communications to the Board, the non-management Directors or to any individual Director that relate to the Company's accounting, internal accounting controls or auditing matters are referred to the Chair of the Audit & Finance Committee.

CONSIDERATION OF DIRECTOR NOMINATIONS FOR THE 2020 ANNUAL SHAREHOLDERS' MEETING

SUGGESTIONS FOR DIRECTOR CANDIDATES NOMINATED BY THE BOARD

Shareholders can suggest Director candidates for consideration for nomination by the Board by sending written suggestions by e-mail to: *corporatesecretary@us.mcd.com*. Shareholders should provide the candidate's name, biographical data, qualifications and the candidate's written consent to being named as a nominee in the Company's Proxy Statement and to serve as a Director, if elected.

DIRECTOR CANDIDATES NOMINATED BY A SHAREHOLDER

The Company's By-Laws permit shareholders to nominate Directors for election at an annual shareholders' meeting. A nominating shareholder must provide the information required by the By-Laws and give timely notice of the nomination to the Office of the Corporate Secretary in accordance with the By-Laws, and each nominee must meet the qualifications required by the By-Laws. For the 2020 Annual Shareholders' Meeting, to be timely, notice of the nomination must be received by the Office of the Corporate Secretary at the company's principal executive offices no earlier than 5:00 p.m. Central Time on January 24, 2020, and no later than 5:00 p.m. Central Time on February 23, 2020. Please deliver any such notice by e-mail to: *corporatesecretary@us.mcd.com*.

For more information, see the Company's By-Laws, which are available on the Company's website at: *http://corporate.mcdonalds.com/content/corpmcd/investors-relations/certification-of-incorporation-and-by-laws.html*.

PROXY ACCESS CANDIDATES

The Company's By-Laws also provide that, under certain circumstances, a shareholder or group of shareholders may include Director candidates that they have nominated in the Company's Proxy Statement. These proxy access provisions of the By-Laws provide, among other things, that a shareholder or group of up to twenty shareholders seeking to include Director candidates in the Proxy Statement must own 3% or more of the Company's outstanding common stock continuously for at least the previous three years. The number of shareholder-nominated candidates appearing in any Proxy Statement cannot exceed the greater of two Directors and 20% of the number of Directors then serving on the Board. If 20% is not a whole number, the maximum number of shareholder-nominated candidates would be the closest whole number below 20%, and may be reduced under certain circumstances, as described in the By-Laws. The nominating shareholder or group of shareholders also must deliver the information required by the By-Laws and satisfy the other applicable requirements of the By-Laws, and each nominee must meet the qualifications required by the By-Laws.

For the 2020 Annual Shareholders' Meeting, to be timely, requests to include shareholder-nominated candidates in the Company's Proxy Statement must be received by the Office of the Corporate Secretary at the Company's principal executive offices no earlier than 5:00 p.m. Central Time on January 24, 2020, and no later than 5:00 p.m. Central Time on February 23, 2020. Please deliver any such request by e-mail to: *corporatesecretary@us.mcd.com.*

For more information, see the Company's By-Laws, which are available on the Company's website at: *http://corporate.mcdonalds.com/content/corpmcd/investors-relations/certification-of-incorporation-and-by-laws.html*.

SHAREHOLDER PROPOSALS FOR INCLUSION IN NEXT YEAR'S PROXY STATEMENT

To be considered for inclusion in the Company's Proxy Statement for the 2020 Annual Shareholders' Meeting, shareholder proposals must be received by the Office of the Corporate Secretary at the Company's principal executive offices no later than 5:00 p.m. Central Time on December 13, 2019. Please deliver any such proposal by e-mail to: *corporatesecretary@us.mcd.com*. This notice requirement is in addition to the SEC's other requirements that a shareholder must meet in order to have a shareholder proposal included in the Company's Proxy Statement.

OTHER SHAREHOLDER PROPOSALS FOR PRESENTATION AT THE 2020 ANNUAL SHAREHOLDERS' MEETING

For any proposal not properly submitted for inclusion in the Proxy Statement for the 2020 Annual Shareholders' Meeting under SEC rules and that is sought to be presented directly from the floor of the 2020 Annual Shareholders' Meeting, the Company's By-Laws require that timely notice must be given in writing to the Office of the Corporate Secretary. To be timely, the notice must be received no earlier than 5:00 p.m. Central Time on January 24, 2020, and no later than 5:00 p.m. Central Time on February 23, 2020. Please deliver any such notice by e-mail to: *corporatesecretary@us.mcd.com*. The By-Laws also provide that the proposal, as determined by the Chairman of the meeting, must be a proper subject for shareholder action under Delaware law, and the proposal must satisfy certain other requirements set forth in the By-Laws.

Questions About the Annual Shareholders' Meeting

WHAT IS INCLUDED IN THE PROXY MATERIALS?

The proxy materials for the 2019 Annual Shareholders' Meeting include the Notice of Annual Shareholders' Meeting, this Proxy Statement, and our Annual Report on Form 10-K. If you receive a paper copy of these materials, the proxy materials also include a proxy card or voting instruction form.

WHY DID I RECEIVE A NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS?

The Company follows the SEC's "Notice and Access" rule. Most shareholders receive a notice of Internet availability of proxy materials (a Notice) in lieu of a paper copy of the Proxy Statement and our Annual Report on Form 10-K. The Notice provides instructions on how to access the proxy materials online, describes matters to be considered at the Annual Shareholders' Meeting and provides instructions on how to vote your shares. If you receive a Notice, you can request a paper copy of the proxy materials by following the instructions in the Notice.

WHAT IS THE RECORD DATE?

The Board of Directors set March 25, 2019, as the record date. Shareholders owning McDonald's common stock at the close of business on that date may vote at the 2019 Annual Shareholders' Meeting. On that date, there were 763,494,138 shares of common stock outstanding and approximately 2.2 million shareholders of McDonald's common stock. Each share is entitled to one vote on each matter to be voted upon at the Annual Shareholders' Meeting.

WHAT ARE THE PROPOSALS TO BE VOTED ON, AND WHAT ARE THE VOTING STANDARDS?

Proposals		Board's Recommendation	Voting Standard	Effect of Abstentions and Broker Non-Votes
1	Election of 11 Directors named in the Proxy Statement, each for a one-year term expiring in 2020	FOR EACH NOMINEE	Majority of votes cast	Abstentions and broker non-votes have no effect on the proposal
2	Advisory vote to approve executive compensation	FOR	Majority of votes represented at the meeting and entitled to vote thereon	Abstentions have the effect of a vote against the proposal; broker non-votes will have no effect on the proposal
3	Advisory vote to approve the appointment of Ernst & Young as the independent auditor for 2019	FOR	Majority of votes represented at the meeting and entitled to vote thereon	Abstentions have the effect of a vote against the proposal; brokers may vote in their discretion on the proposal
4	Vote to approve an amendment to the Company's Certificate of Incorporation to lower the authorized range of the number of Directors on the Board to 7 – 15 Directors	FOR	Majority of votes of the common stock outstanding	Abstentions and broker non-votes have the effect of a vote against the proposal
5	Advisory vote on a shareholder proposal	AGAINST	Majority of votes represented at the meeting and entitled to vote thereon	Abstentions have the effect of a vote against the proposal; broker non-votes will have no effect on the proposal

Directors will be elected by a majority of votes cast, which means that a nominee is elected only if the votes cast for his or her election exceed the votes cast against his or her election (with abstentions and broker non-votes having no effect on the outcome of the election). Each of the incumbent Directors has tendered an irrevocable resignation that will be effective if (i) the nominee does not receive a majority of the votes cast and (ii) upon the recommendation of the Governance Committee, the Board accepts the resignation following the meeting.

With respect to the advisory vote to approve executive compensation, the advisory vote to approve the appointment of Ernst & Young as independent auditor for 2019, the vote to approve an amendment to the Company's Certificate of Incorporation and the advisory vote on the shareholder proposal, shareholders may (i) vote in favor; (ii) vote against; or (iii) abstain from voting. Under the Company's By-Laws, to be approved, these proposals (other than the proposal to approve an amendment to the Company's Certificate of Incorporation) must receive the affirmative vote of a majority of the voting power of the shares represented at the Annual Shareholders' Meeting and entitled to vote thereon to be deemed approved by the shareholders. The proposal to approve an amendment to the Company's Certificate of Incorporation must receive the affirmative vote of a majority of the voting power of the shares outstanding to be deemed approved by the shareholders.

Broadridge Financial Solutions, Inc. (Broadridge), our independent inspector of election, will treat abstentions on any one or more of the proposals submitted for shareholder action as shares present for purposes of determining a quorum, but an abstention on any proposal (other than Director elections) will have the effect of a vote against approval of that proposal.

HOW CAN I VOTE BEFORE THE ANNUAL SHAREHOLDERS´ MEETING?

Most shareholders have a choice of voting before the Annual Shareholders' Meeting by proxy over the Internet, by telephone, by tablet or smartphone by scanning a QR code, or by using a traditional proxy card or voting instruction form. Refer to the Notice or your proxy card or voting instruction form to see which options are available to you and how to use them. The Internet, telephone and tablet or smartphone voting procedures are designed to authenticate shareholders' identities and to confirm that their instructions have been properly recorded.

CAN I VOTE AT THE ANNUAL SHAREHOLDERS´ MEETING?

Ballots will be available for shareholders to vote at the Annual Shareholders' Meeting. Shareholders who listen to the audiocast will not be able to vote their shares unless they vote by proxy before the Annual Shareholders' Meeting.

HOW CAN I ATTEND THE ANNUAL SHAREHOLDERS´ MEETING?

If you plan to attend the Annual Shareholders' Meeting in person, you must pre-register with McDonald's Shareholder Services in advance. See page 75 for information about the location and how to pre-register. You can listen to a live audiocast of the Annual Shareholders' Meeting at: *www.investor.mcdonalds.com* by clicking on the appropriate link. The audiocast will be available for a limited time after the meeting.

WHAT IS A QUORUM?

A quorum will be present if the holders of a majority of the shares of common stock entitled to vote are present in person or represented by proxy at the Annual Shareholders' Meeting. Broadridge will determine whether or not a quorum is present.

HOW ARE VOTES TABULATED?

All votes cast at the Annual Shareholders' Meeting will be tabulated by Broadridge.

WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A REGISTERED SHAREHOLDER OR A BENEFICIAL HOLDER?

If your shares are registered directly in your name with our transfer agent, Computershare, then you are considered a registered shareholder with respect to those shares. If you hold your shares through an intermediary, such as a bank or broker, then you are considered the beneficial holder of those shares.

WHAT IF I AM A REGISTERED SHAREHOLDER AND DO NOT SPECIFY A CHOICE WHEN RETURNING A PROXY?

All valid proxies properly executed and received by the Company before the Annual Shareholders' Meeting will be voted as directed by shareholders. Registered shareholders who submit an executed proxy, but do not specify how they want their shares voted, will have their shares voted as follows:

- FOR the election of all of the Board's nominees for Director as set forth under Election of Directors;
- FOR the approval, on an advisory basis, of executive compensation;
- FOR the approval, on an advisory basis, of the appointment of Ernst & Young as independent auditor for 2019;
- FOR the amendment to the Company's Certificate of Incorporation to lower the authorized size of the Board; and
- AGAINST the shareholder proposal.

WHAT IF I AM A BENEFICIAL HOLDER AND DO NOT GIVE INSTRUCTIONS ON HOW TO VOTE?

Each intermediary is subject to certain NYSE rules regarding voting and votes according to its own procedures. Under NYSE rules, the proposal to approve the appointment of independent auditors is considered a discretionary item. This means that brokerage firms may vote in their discretion on behalf of clients who have not furnished voting instructions at least 15 days before the date of the Annual Shareholders' Meeting. In contrast, all of the other proposals set forth in this Proxy Statement are non-discretionary items. Brokerage firms that have not received voting instructions from their clients on these matters may not vote on these proposals. These broker non-votes will not be considered in determining the number of votes necessary for approval and, therefore, will have no effect on the outcome of the votes for these proposals, except for the proposal to amend the Company's Certificate of Incorporation to lower the authorized size of the Board (Proposal 4). For Proposal 4, a broker non-vote will have the same effect as a vote against the proposal. Broker non-votes with respect to any proposal will be treated as shares present for purposes of determining a quorum at the Annual Shareholders' Meeting.

WHAT IF I WANT TO CHANGE MY VOTE?

Registered shareholders may revoke their proxy and change their vote at any time before the Annual Shareholders' Meeting by submitting written notice to the Corporate Secretary, by submitting a later dated and properly executed proxy (by Internet, tablet, smartphone, telephone or mail) or by voting in person at the Annual Shareholders' Meeting. Beneficial holders may change or revoke their voting instructions by providing instructions again through the means specified on their voting instruction form (with most having the option of doing so by Internet, tablet, smartphone, telephone or mail).

ARE VOTES CONFIDENTIAL?

Our policy is to protect the confidentiality of shareholder votes. Throughout the voting process, votes will not be disclosed to the Company, its Directors, officers or employees, except to meet legal requirements or to assert or defend claims for or against the Company or except in those limited circumstances where (i) a proxy solicitation is contested

or (ii) you authorize disclosure. The inspector of election has been and will remain independent. Nothing in this policy prohibits you from disclosing the nature of your vote to the Company, its Directors, officers or employees, or impairs voluntary communication between you and the Company, nor does this prevent the Company from ascertaining which shareholders have voted or from making efforts to encourage shareholders to vote.

HOW ARE PROXIES SOLICITED, AND WHAT IS THE COST?

The Company will provide the Notice, electronic delivery of the proxy materials or mailing of the 2019 Proxy Statement, the 2018 Annual Report on Form 10-K and a proxy card to shareholders beginning on or about April 11, 2019, in connection with the solicitation of proxies by the Board of Directors on the Company's behalf to be used at the Annual Shareholders' Meeting. The Company will pay the cost of soliciting proxies. The Company has retained Kingsdale Advisors for certain advisory and solicitation services at a fee of approximately $70,000. Proxies also may be solicited on the Company's behalf by employees and Directors of the Company by mail, telephone, facsimile, e-mail or in person.

HOW CAN I VIEW OR REQUEST COPIES OF THE COMPANY'S CORPORATE DOCUMENTS AND SEC FILINGS?

Shareholders may access financial and other information on the investor section of the Company's website at: *www.investor.mcdonalds.com*. Also available on the Company's website or upon request, free of charge, are copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. Also posted on McDonald's website are the Company's Corporate Governance Principles; the Board's Committee Charters; the Standards on Director Independence; the Standards of Business Conduct, which apply to all officers and employees; the Code of Conduct for the Board of Directors; the Policy for Preapproval of Audit and Non-Audit Services Provided by External Audit Firm; the Political Contribution Policy; and our Certificate of Incorporation and By-Laws. **Copies of these documents and other information are also available free of charge by sending a request to: shareholder.services@us.mcd.com.**

WHAT IS HOUSEHOLDING?

Shareholders who share the same last name and address will receive one package containing a separate Notice for each individual shareholder at that address. Shareholders who have elected to receive paper copies and who share the same last name and address will receive only one set of the Company's Annual Report on Form 10-K and Proxy Statement, unless they have notified us that they wish to continue receiving multiple copies. This method of delivery, known as "householding," will help ensure that shareholder households do not receive multiple copies of the same document, helping to reduce our printing and postage costs, as well as saving natural resources.

If you hold McDonald's stock certificates or have book-entry shares at Computershare, you can opt out of the householding practice and receive prompt delivery of a separate copy of the materials by calling 1-800-621-7825 (toll-free) from the U.S. and Canada, or 1-312-360-5129 from other countries, or by writing to McDonald's Shareholder Services, c/o Computershare Trust Company, N.A., P.O. Box 505000, Louisville, KY 40233. If you would like to opt out of this practice and you are a beneficial holder, please contact your bank or broker.

If you are receiving multiple copies of proxy materials at your household and would prefer to receive a single copy of these materials, please contact McDonald's Shareholder Services c/o Computershare at the above numbers or address. If you are a beneficial holder, please contact your bank or broker.

Information About the Annual Shareholders' Meeting

TIME AND DATE: 9:00 a.m. Central Time on Thursday, May 23, 2019

PLACE: The Grand Hyatt, Dallas-Fort Worth Airport, Americas Ballroom,
2337 South International Parkway, Dallas, Texas 75261

DIRECTIONS: For directions, please see: *www.investor.mcdonalds.com*. Parking may be limited and at cost to attendees.

AUDIOCAST: To listen to the live audiocast of the Annual Shareholders' Meeting, go to: *www.investor.mcdonalds.com* on May 23, 2019, just prior to 9:00 a.m. Central Time and click on the appropriate link. The audiocast will be available for a limited time after the meeting.

ATTENDING IN PERSON: You must pre-register to attend the Annual Shareholders' Meeting in person. See below for important information and the required pre-registration form, which, together with proof of ownership, must be submitted between April 19, 2019 and May 9, 2019.

PRE-REGISTRATION AND ADMISSION POLICY

As seating is very limited, we encourage shareholders to listen to the meeting via the live audiocast. Only shareholders and duly appointed proxyholders with a valid confirmation letter may attend the meeting in person. To request to attend the meeting, please send the pre-registration form and proof of share ownership to McDonald's Shareholder Services by e-mail as described below.

- A registered shareholder (i.e., shares held through McDonald's transfer agent, Computershare) may request a ticket to attend the meeting by sending the completed form on page 76 **and** proof of share ownership, such as a copy of the meeting notice or the proxy card, by scanning and attaching the documents to an e-mail.
- If shares are held through an intermediary, such as a bank or broker, send the completed form on page 76 **and** proof of share ownership, such as a copy of your meeting notice, the voting instruction form or a brokerage statement reflecting the same name and McDonald's holdings (as of the meeting record date of March 25, 2019), by scanning and attaching the documents to an e-mail. Requesting a legal proxy from an intermediary does not constitute pre-registering with McDonald's. Anyone who wishes to attend the meeting must pre-register directly with McDonald's.
- A duly appointed proxy for a shareholder must send the completed form on page 76, proof of proxy power **and** proof of share ownership (as of the meeting record date of March 25, 2019) for the shareholder for whom he/she is a proxy, by scanning and attaching the documents to an e-mail.
- Shareholders holding shares in a joint account may request tickets to the meeting if they provide proof of joint ownership and both shareholders follow the pre-registration and admission requirements described above.

Requests for tickets must be sent by e-mail to: *shareholder.services@us.mcd.com* between April 19, 2019, and May 9, 2019. Requests for tickets must be received no later than 5:00 p.m. Central Time on May 9, 2019.

All attendees must pre-register for the meeting. Preference will be given to shareholders, followed by proxyholders' requests to the extent space remains. If space is available, confirmation letters will be sent after May 9, 2019. A government-issued photo identification, as well as the confirmation letter, must be shown at the meeting registration desk. Overflow rooms will not be available to view the meeting. Appropriate attire is required, and costumes are not permitted. To accommodate as many shareholders as possible, we will not be able to allow non-shareholder guests to attend the meeting in person. If space is not available when pre-registration materials are received, you will be notified that space is no longer available for the meeting. Please contact McDonald's Shareholder Services in advance at 1-630-623-7428 if you have any questions or require special assistance on the day of the meeting. ***Due to space constraints and other considerations, only those persons with confirmation letters will be allowed to attend the meeting.***

The registration desk will open at 8:00 a.m. Central Time on May 23, 2019.

Pre-Registration Form for 2019 Annual Shareholders´ Meeting of McDonald´s Corporation

I am a shareholder (or duly appointed proxy for a shareholder) of McDonald's Corporation and I request to attend the Annual Shareholders' Meeting to be held on May 23, 2019.

Name (please print)		Phone	
Address	City	State	Zip

- Space is limited. Preference will be given to shareholders, followed by proxyholders' requests to the extent space remains.
- All shareholders and proxyholders must provide proof of share ownership as of the record date of March 25, 2019, that meets the requirements set forth in the Pre-Registration and Admission Policy.
- To avoid delay in the receipt of a confirmation letter, please do not return this form with a proxy card or mail it in the business envelope received with the proxy materials.

This form and proof of share ownership must be returned by e-mail to: *shareholder.services@us.mcd.com* beginning April 19, 2019, and no later than 5:00 p.m. Central Time on May 9, 2019.

Exhibit A – Proposed Amendment to Certificate of Incorporation

Set forth below is the text of section (a) of Article TWELFTH in our Certificate proposed to be amended by Proposal 4. Additions are indicated by double underlining and deletions are indicated by strike-through.

TWELFTH: Board of Directors.

(a) Number, Election and Terms. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors consisting of not less than ~~11~~7 nor more than ~~24~~15 persons. The exact number of directors within the minimum and maximum limitations specified in the preceding sentence shall be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors.

The directors, other than directors elected separately as a class by the holders of any one or more series of Preferred Stock, shall be and are divided into classes, with the terms of the classes elected at the annual meetings of stockholders held in 2010, 2011 and 2012, respectively, expiring at the third annual meeting of stockholders held after the election of such class of directors; provided that such division shall terminate at the third annual meeting of stockholders held after the 2012 annual meeting of stockholders. Notwithstanding the preceding sentence, but subject to the rights of the holders of any one or more series of Preferred Stock to elect directors separately as a class, each director elected by the stockholders after the 2012 annual meeting of stockholders shall serve for a term expiring at the first annual meeting of stockholders held after such director's election.

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